

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05002238

January 18, 2005

Anne T. Kelly
Helms Mulliss & Wicker, PLLC
201 North Tryon Street
Charlotte, NC 28202

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/18/2005

Re: First Charter Corporation
Incoming letter dated December 14, 2004

Dear Ms. Kelly:

This is in response to your letters dated December 14, 2004 and January 11, 2005 concerning the shareholder proposal submitted to First Charter by D. Mark Boyd, III and Phillip A. Lewis. We also have received a letter from the proponents dated December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

PROCESSED
FEB 03 2005
THOMSON
FINANCIAL

cc: D. Mark Boyd, III
Phillip A. Lewis
Shareholder Enhancement Committee
P.O. Box 795
Lincolnton, NC 28093

36156

Helms Mulliss & Wicker, PLLC *Attorneys at Law*
Charlotte Raleigh Wilmington *www.hmw.com*

 HELMS MULLISS WICKER

704.343.2022
Fax 704.444.8784
anne.kelly@hmw.com

201 North Tryon Street
Charlotte, NC 28202
P.O. Box 31247 (28231)
704.343.2000
f 704.343.2300

December 14, 2004

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: First Charter Corporation--Shareholder Proposal by D. Mark Boyd III and Phillip A. Lewis

Ladies and Gentlemen:

We are writing on behalf of our client, First Charter Corporation, a North Carolina corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") submitted to the Company for inclusion in the Company's proxy statement and form of proxy ("Proxy Materials") for its 2005 annual meeting of shareholders. The Proposal was submitted to the Company via a communication on the letterhead of the self-designated "Shareholder Enhancement Committee," which committee apparently is led by Daniel Marcus Boyd III and Phillip A. Lewis and which earlier in 2004 communicated its dissatisfaction with the Company's direction by comments to the news media and by a mailing to targeted shareholders of the Company. Based on various news articles appearing in the press, the Company believes that this "Shareholder Enhancement Committee" (sometimes called "Committee to Enhance Shareholder Value") is comprised of a group of shareholders expressing dissatisfaction with respect to the Company. It appears, however, that the Proposal was submitted individually by Messrs. Boyd and Lewis (the "Proponents").

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8, promulgated by the Commission under the Securities Exchange Act of 1934, as amended. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for the reasons set forth below. To the extent that any such reasons are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

I. The Proposal

A copy of the Proposal, together with the Proponents' supporting statement, is attached to this letter as Exhibit A. The Company received the Proposal on November 5, 2004. The Proposal reads as follows:

> "That shareholders of First Charter Corporation (the "Corporation") request the board of directors to: (1) appoint a committee of independent, non-management directors (the "Committee") with authority to explore strategic alternatives for maximizing shareholder value, including the sale of the Corporation; (2) instruct the Committee to retain a nationally recognized investment banking firm, with expertise in advising financial institutions, to advise the Committee about strategic alternatives which would maximize shareholder value; (3) authorize the Committee and investment banker to solicit, evaluate and negotiate offers for the sale of the Corporation; and (4) in the event that the Committee and the board of directors of the Corporation determine that any such offer for the sale of the Corporation will maximize shareholder value, direct management of the Corporation to work to secure all required approvals, including shareholder approval, to effect the sale of the Corporation."

II. Grounds for Omission

As discussed in more detail below, the Company believes that the Proposal may be properly omitted from the Proxy Materials pursuant to the various provisions of Rule 14a-8 discussed herein.

A. The Proposal is beyond the power of the Company to implement (Rule 14a-8(i)(6)), is not a proper subject for action by the shareholders (Rule 14a-8(i)(1)), and if implemented would cause the Company to violate state law (Rule 14a-8(i)(2))

Rule 14a-8(i)(6) allows a company to omit from its proxy materials a proposal that "the company would lack the power or authority to implement." The Proposal, in part, requests that the Board of Directors of the Company (the "Board") authorize a committee to solicit and negotiate offers for the sale of the Company and if the committee and the Board determine that any such offer will "maximize shareholder value," work to obtain necessary approvals. The consideration by the Board of an extraordinary transaction in which the Company is the acquired corporation or recommending a sale of all or substantially all of the assets of the Company would invoke Article 9 ("Article 9") of the Company's Amended and Restated Articles of Incorporation ("Articles of Incorporation"). A copy of the Company's Articles of Incorporation is attached as Exhibit B. Article 9 provides in pertinent part as follows:

> "The Board of Directors of the Corporation, when evaluating any offer of another party to (a) make a tender or exchange offer for any equity security of the Corporation, (b) merge or consolidate the Corporation with another corporation, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its shareholders, give due consideration to all relevant factors, including without limitation, the social and economic effects on the employees, customers and other constituents of the Corporation and its subsidiaries and on the communities in which the Corporation and its subsidiaries operate or are located."

With respect to that portion of the Proposal that requests the Board to solicit and negotiate offers for the sale of the Company, the Proponents clearly emphasize that the Board and committee should seek to "maximize shareholder value." In fact, in the supporting statement, the Proponents state unequivocally that they intend for the independent Board committee to evaluate the possible sale of the Company "*on the basis of shareholder value alone*." Conversely, Article 9 makes clear that the Board must consider all relevant factors, and not just shareholder value, in evaluating a possible sale of the Company. The Board takes seriously its role to seek to enhance shareholder value in the management of the Company. However, if the shareholders of the Company adopt the Proposal, then the Board would not be allowed even to consider any other factors and would be required to violate Article 9 of the Articles of Incorporation in order to implement the Proposal.

The powers and actions of the board of directors of a North Carolina corporation are governed by the corporation's articles of incorporation, its bylaws and the North Carolina Business Corporation Act (the "NCBCA"). Under North Carolina law, "the articles of incorporation [are] the fundamental constitutional document of the corporation . . . ." Russell M. Robinson, II, Robinson on North Carolina Corporation Law §2.04 (7th ed. 2003). See also N.C. Gen. Stat. §§ 55-2-02, 55-2-03 and 55-2-06. While the articles of incorporation and bylaws may be amended (see N.C. Gen. Stat. §§ 55-10-01 *et seq.*), once adopted and in effect, a corporation is bound to follow their terms. Because the implementation of the Proposal would require the Board to act in a manner inconsistent with, and in breach of, the Articles of Incorporation in violation of North Carolina law, the Board, and thus the Company, lacks the power to implement the Proposal, and the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(6).

Similarly, Rule 14a-8(i)(1) allows a company to omit from its proxy materials a proposal "that is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." As described above, under North Carolina law, the articles of incorporation are the fundamental governing document of a corporation, subject in effect only to the provisions of the NCBCA. Because the implementation of the Proposal would require the Board to act in a manner that is inconsistent with, and in breach of, the Articles of Incorporation in violation of North Carolina law, the Proposal does not present a proper subject for shareholder action under North Carolina law and may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(1). See *Farmer Bros. Co.* (November 28, 2003) (a proposal regarding limitation of directors' indemnification that conflicted with the articles of incorporation could be excluded under Rule 14a-8(i)(1) on the ground that it did not present a proper subject for action by such company's shareholders); *Purepac Laboratories Corporation* (April 11, 1974) (a proposal to amend the bylaws in a manner that conflicted with the certificate of incorporation could be excluded under what is now Rule 14a-8(i)(1) on the ground that it did not present a proper subject for action by such company's shareholders).

Finally, Rule 14a-8(i)(2) allows a company to omit from its proxy materials a proposal that "would, if implemented, cause the company to violate any state . . . law to which it is subject." N.C. Gen. Stat. § 55-8-30 sets forth general standards for a director in the discharge of his or her duties as director, including the obligation to conduct himself or herself "with the care an ordinarily prudent person in a like position would exercise under similar circumstances" (commonly referred to as the duty of due care). Under North Carolina law, "[t]he duty of due care requires the directors of every corporation to see that it is operated according to the terms of its articles of incorporation . . . ." Robinson, *supra* §14.03[2]. Because the implementation of the Proposal would require the Board to act in a manner inconsistent with, and in breach of, the Articles of Incorporation, the implementation of the Proposal would cause the Board to violate its duty of due care under of North Carolina law, and the Proposal therefore may be excluded from the Proxy Materials based on Rule 14a-8(i)(2). See generally *AlliedSignal Inc.* (January 29, 1999) (a proposal to amend the bylaws in a manner that would violate state law and the certificate of incorporation could be excluded under Rule 14a-8(i)(2)); *Fleming Companies, Inc.* (January 19, 1999) (a proposal to amend the bylaws in a manner that would be inconsistent with the certificate of incorporation could be excluded under Rule 14a-8(i)(2)); *Weirton Steel Corporation* (January 24, 1995) (same).

B. The Proposal deals with a matter relating to the Company's ordinary business operations (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) allows a company to exclude from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." The ordinary business exclusion has "a fairly straightforward mission: to 'relieve the management of the necessity of including in its proxy material security holder proposals which relate to matters falling within the province of management.'" Release No. 34-39093 (September 19, 1997), citing Release No. 34-4950 (October 9, 1953). The Commission has explained that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998). Accordingly, Rule 14a-8(i)(7) operates to exclude shareholder proposals that seek to " 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 21, 1998).

The Proposal, if adopted, would require in part that the Board appoint an independent committee and engage an investment banking firm, in each case to explore strategic alternatives to maximize shareholder value. While the Proposal refers to a sale of the Company as one possible alternative, it does not limit the scope of the Proposal to a sale of the Company or any other extraordinary corporate transaction. In fact, the Board could maximize shareholder value through any number of actions short of an extraordinary corporate transaction.

Under the NCBCA, the Board has the authority to conduct the ordinary business of the Company. N.C. Gen. Stat. § 55-8-01 provides that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, except as otherwise provided in the articles of incorporation or in [a valid shareholders' agreement]." Neither the Company's Articles of Incorporation nor any shareholders' agreement in any way limits the authority of the Board to manage the business and affairs of the Company. There is no more basic and ordinary function of the directors of a corporation than attempting to enhance shareholder value, and to this end the Board regularly considers alternative business strategies aimed at maximizing the Company's financial performance and shareholder value and determines when professional assistance is needed in making those decisions. Furthermore, retaining an investment banker for the specific purpose of exploring one or more alternatives for maximizing shareholder value is a non-extraordinary act which the Board has in the past and will in the future take as and when appropriate. Therefore, because the task of making such decisions is so fundamental to the role of the Board and is carried out on an ongoing basis, it must be considered part of the Company's ordinary business operations, whether conducted through an independent committee appointed for that purpose or through an investment advisor engaged for that purpose.[1]

While the Proposal does address an extraordinary corporate transaction (i.e., the sale of the Company), the manner in which the Proposal was drafted clearly indicates that the Proposal is not limited to the consideration of the sale of the Company. The Proposal outlines its request of the Board in four specific subparts: (i) the first two subparts focus on the appointment of a Board committee and the engagement of an investment banker, in each case to explore strategic alternatives for maximizing shareholder value; and (ii) the second two subparts focus on the solicitation, evaluation and negotiation of offers for the sale of the Company. When the second half of the Proposal is considered as part of the broader Proposal, it merely reflects one consideration in an endless list of corporate strategies that the Board may consider. In fact, the Proponents specifically have drafted their supporting statement to make it clear that they are not just requesting a sale of the Company. First, the

[1] North Carolina law allows a board of directors to appoint a committee to exercise the power of the board in the management of the company's business and affairs. N.C. Gen. Stat. §55-8-25. Boards commonly appoint committees to perform a variety of functions, and appointing such committees is part of a board's ordinary activities. In addition, because board committees may exercise the power of a board of directors, a shareholder proposal requesting that a committee take actions related to the ordinary business of the company may be excluded pursuant to Rule 14a-8(i)(7).

supporting statement indicates that the proposal is to provide the shareholders the opportunity to share their "concerns about the Corporation's current strategic direction and their desire to maximize the value of their investment in the Corporation." It does not further state that their desire is "to maximize the value of their investment" *by a sale of the Company*. Furthermore, the supporting statement specifically states that the Proposal "does not demand that the board accept any single or particular offer to sell the Corporation," just that the directors evaluate the option in good faith. It is not possible for the directors of a corporation to evaluate an extraordinary transaction in good faith, without considering all other strategic alternatives to maximize shareholder value. Therefore, when the Proposal and the supporting statement are read together, it is apparent that the matters encompassed by the Proposal are not solely the extraordinary corporate transactions contemplated by Rule 14a-8(i)(7), because the consideration of alternatives to enhance shareholder value clearly is a routine matter and is incident to the Board's managerial powers under North Carolina law.

The Staff consistently has allowed companies to exclude proposals under Rule 14a-8(i)(7) that in substance seek to have the board of directors appoint a special committee or retain the services of an independent third party for the general purpose of exploring ways to enhance shareholder value, even though, in some cases, the proposals suggested both ordinary and extraordinary courses of action. For example, in *Medallion Financial Corp.* (May 11, 2004), the Staff concurred that Medallion could exclude under Rule 14a-8(i)(7) a proposal calling for the engagement of an investment banking firm to "evaluate alternatives to maximize stockholder value including a sale of the company." The Staff noted that "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions," notwithstanding that the supporting statement clearly stated that the proponents "think a sale of Medallion is the surest way to enhance stockholder value." See also *BFK Capital Group, Inc.* (February 27, 2004) (proposal to engage an investment banking firm to evaluate alternatives to maximize shareholder value, including a sale of the company, "appear[ed] to relate to both extraordinary transactions and non-extraordinary transactions" and was excludable); *Telular Corporation* (December 5, 2003) (proposal to appoint an independent board committee to explore strategic alternatives to maximize shareholder value, including but not limited to a sale, merger, spin-off, split-off or divestiture of the company or a division of the company, appeared to relate in part to non-extraordinary transactions and was excludable); *Bowl America Incorporated* (September 19, 2000) (proposal to retain an investment banker to recommend ways to enhance shareholder value, including the consideration of specific alternatives such as a "sale, merger, liquidation or other reorganization," related in part to corporate actions that are not extraordinary and was excludable); *NACCO Industries, Inc.* (March 29, 2000) (proposal recommending that the board engage an investment banker to explore alternatives to enhance the value of the company, including a possible sale, merger or other transaction for any or all of the company's assets, related in part to non-extraordinary transactions and was excludable); and *Sears, Roebuck & Co.* (February 7, 2000) (proposal requesting the company to hire an investment banking firm to arrange for the sale of all or parts of the company related in part to non-extraordinary transactions and was excludable). As the foregoing no-action letters illustrate, the consideration of alternatives to enhance or maximize shareholder value involves ordinary business concerns that are incident to a board's managerial powers, whether or not conducted through a special board committee or an investment banker appointed by the board. Therefore, such proposals are excludable even though they might also include an extraordinary transaction.

The Proposal can be distinguished from the proposals in the no-action letters where the Staff has taken the position that the proposals are not excludable as ordinary business matters because the object or primary focus of a proposal is an extraordinary corporate transaction. See, e.g., *Allegheny Valley Bancorp, Inc.* (January 3, 2001) (proposal directing the board to hire an investment bank for the specific purpose of soliciting offers for the purchase of the bank's stock or assets could not be excluded); *Bergen Brunswig Corporation* (December 6, 2000) (proposal that the board arrange for the prompt sale of the company to the highest bidder could not be excluded); *Student Loan Corp.* (March 18, 1999) (proposal requesting the board to explore alternatives to enhance shareholder value including a sale, merger or premium tender offer share repurchase and report to the shareholders could not be excluded); *Temple-Inland, Inc.* (February 24, 1998) (proposal recommending that the board engage an investment banker to explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger or other transaction for any or all assets of the company, could not be excluded, because when read together with the supporting statement it appeared to focus on possible extraordinary business transactions); and *Quaker Oats Co.* (December 28, 1995) (proposal recommending that the board retain an investment banker to explore all alternatives to enhance the value of the company, including a plan to separate the company's business divisions into two independent publicly owned corporations or a possible sale to or merger with another corporation, could not be excluded, noting that the proposal was "directed at the board undertaking steps that could lead to the separation of the [c]ompany's businesses . . . and relates to a decision concerning extraordinary corporate transactions").

In the present case, the Proposal does not focus only on one or more extraordinary corporate transactions. To the contrary, the Proposal very specifically outlines its request, and the consideration of the sale of the Company is only one part of the Proposal. The crafting of the Proposal into the distinct subparts evidences that the Proponents do not intend for the Proposal to focus exclusively on the sale of the Company, but rather to explore all strategic alternatives to maximize shareholder value. Since the Proposal does not specifically and exclusively advocate an extraordinary corporate transaction, and in fact it is drafted in a manner that emphasizes the general exploration of strategic alternatives, the more appropriate precedents include *Medallion Financial Corp., BFK Capital Group, Inc., Telular Corporation, Bowl America Incorporated, NACCO Industries, Inc.* and *Sears, Roebuck & Co.* The Proposal shares a common element with each of these proposals: to require the board of directors of the respective companies to form a special committee or hire a third party to consider both extraordinary and ordinary business matters.[2] Therefore, the Proposal is excludable under Rule 14a-8(i)(7).

[2] We note that the Staff has noted specifically that "it has not been the Division's practice to permit revisions under Rule 14a-8(i)(7)" and accordingly concurs in the omission of proposals that, while appearing to address matters outside the scope of ordinary business, also relate to ordinary business operations. See, e.g., *E*Trade Group, Inc.* (October 31, 2000).

In summary, a review of no-action letters in this area shows that the Staff has made an important distinction between proposals seeking to maximize shareholder value. On the one hand are proposals requesting a board of directors to hire an investment banker (or take other action) to proceed with a specific extraordinary transaction. These proposals may not be omitted from proxy materials in reliance on Rule 14a-8(i)(7). On the other hand are those proposals that request a board of directors to hire an investment banker (or proceed with some other action) to assist in enhancing shareholder value in a general way, even when the proposal in part addresses an extraordinary corporate transaction. These proposals may be omitted in reliance on Rule 14a-8(i)(7)). The Proposal falls into the latter category and therefore should be excludable under Rule 14a-8(i)(7).

C. Inclusion of the Proposal could cause the Company to violate Federal law (Rule 14a-8(i)(2))

Rule 14a-8(i)(2) allows a company to omit from its proxy materials a proposal that "would, if implemented, cause the company to violate any . . . federal . . . law to which it is subject." As described below, the Company is concerned that the inclusion of the Proposal in the Proxy Materials could be deemed to constitute, in and of itself, a violation of federal law by the Company.

The Company is the parent company of First Charter Bank, a North Carolina state member bank with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"). On April 19, 1999, Mr. Boyd entered into a plea arrangement with respect to violations of N.C. Gen. Stat. §78A-8(2) (unlawful communication in connection with the purchase and sale of securities). The plea arrangement arose from the same set of facts that led to the Commission action against Mr. Boyd (see SEC v. Daniel Marcus Boyd, III, Civil Action No. 5:00CV144-V, W.D.N.C.). The Company believes that the North Carolina plea arrangement subjects Mr. Boyd to the provisions of Section 19 of the Federal Deposit Insurance Act ("Section 19"). Section 19 prohibits persons convicted of certain offenses from engaging in certain enumerated activities with respect to any insured depository institution without the approval of the FDIC. These activities include the control of an insured institution or participation in the conduct of the affairs of an insured depository institution. Furthermore, Section 19 by its terms prohibits an insured institution from permitting any person that is subject to Section 19 to engage in any conduct prohibited by that Section. A copy of Section 19 is attached as Exhibit C.

Based on previous guidance from the FDIC, the Company is concerned that Mr. Boyd's submission of the Proposal could be deemed by the FDIC to constitute a violation of Section 19 as an impermissible attempt to exercise a controlling influence over the votes of the Company's other shareholders, particularly in light of the Proponents' statement that "[w]e strongly urge all shareholders to vote FOR this resolution." The Company is further concerned that if it includes the Proposal in the Proxy Materials, it would be deemed to be facilitating Mr. Boyd's violation of Section 19, and thus the Company itself (as a parent company of an insured depository institution) would be in violation of Section 19. The Company has requested further guidance on this issue from the FDIC. We will update this request for no-action upon receipt of any relevant guidance from the FDIC.

III. Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal and the Proponents' supporting statement from its Proxy Materials in reliance on Rule 14a-8(i)(6), Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(7).

The Company currently anticipates that its 2005 Annual Meeting will be held on April 27, 2005, and that definitive copies of the Proxy Materials will be filed with the Commission no earlier than March 9, 2005. Accordingly, we would greatly appreciate the Staff's timely response to this request. If the Staff disagrees with the Company's position, we would appreciate the opportunity to confer with a member of the Staff before the Staff issues its formal response. If you have any questions or need additional information, please call the undersigned at (704) 343-2022 or Rick Viola at (704) 343-2149.

On behalf of the Company, we hereby file, pursuant to Rule 14a-8(j), six copies of this letter and the Proposal. We are simultaneously providing a copy of this submission to the Proponents to advise them of the Company's intent to exclude the Proposal from the Proxy Materials.

Finally, please acknowledge receipt of this filing by date-stamping the enclosed receipt copy of this letter and returning it to the undersigned in the enclosed pre-addressed, stamped envelope.

Very truly yours,



Anne T. Kelly

Enclosures
cc: Lawrence M. Kimbrough, First Charter Corporation
D. Mark Boyd III
Phillip A. Lewis

Shareholder Enhancement Committee
P.O. Box 795
Lincolnton, NC 28093

November 3, 2004

VIA CERTIFIED MAIL, RETURN RECEIPT REQUESTED

Board of Directors
First Charter Corporation
P.O. Box 228
Charlotte, NC 28202

Attn: Mr. Lawrence M. Kimbrough

Dear Board of Directors:

Please find enclosed herewith, a shareholder proposal submitted in accordance with SEC Rule 14a-8.

The enclosed shareholder proposal (the "Proposal") and supporting statement are 366 words long. The Proposal is not improper under state corporation law and does not contemplate the violation of any law by the Company. The Proposal complies with all other requirements for shareholder proposals under SEC Rule 14a-8. The enclosed Supporting Statement meets the requirements of SEC Rule 14a-8.

D. Mark Boyd, III ("Mr. Boyd") is the record holder of in excess of $2,000 in market value of common stock of First Charter Corporation (the "Company"). Mr. Boyd has held such shares of the Company's common stock since prior to October 31, 2003. Mr. Boyd will continue to hold such common stock, as a record holder, through the date of the Company's 2005 Annual Meeting of Shareholders.

Phillip A. Lewis ("Mr. Lewis") is the beneficial holder of in excess of $2,000 in market value of common stock of the Company. Enclosed herewith is a written certification of 54,750 demonstrating that Mr. Lewis is the beneficial owner of in excess of $2,000 in market value of common stock of the Company. Mr. Lewis has held such shares of the Company's common stock since prior to October 31, 2003. Mr. Lewis will remain the beneficial owner of such shares of common stock through the date of the Company's 2005 Annual Meeting of Shareholders.

Mr. Boyd and Mr. Lewis, or their representative(s), will attend the Company's 2005 Annual Meeting of Shareholders.

Yours very truly,



D. Mark Boyd, III



Phillip A. Lewis

cc: Anne C. Forrest,
Vice President and Corporate Secretary

SHAREHOLDER PROPOSAL
OF
D. MARK BOYD, III and PHILLIP A. LEWIS

That shareholders of First Charter Corporation (the "Corporation") request the board of directors to: (1) appoint a committee of independent, non-management directors (the "Committee") with authority to explore strategic alternatives for maximizing shareholder value, including the sale of the Corporation; (2) instruct the Committee to retain a nationally recognized investment banking firm, with expertise in advising financial institutions, to advise the Committee about strategic alternatives which would maximize shareholder value; (3) authorize the Committee and investment banker to solicit, evaluate and negotiate offers for the sale of the Corporation; and (4) in the event that the Committee and the board of directors of the Corporation determine that any such offer for the sale of the Corporation will maximize shareholder value, direct management of the Corporation to work to secure all required approvals, including shareholder approval, to effect the sale of the Corporation.

SUPPORTING STATEMENT
OF
D. MARK BOYD, III and PHILLIP A. LEWIS

The purpose of this proposal is to provide shareholders the opportunity to advise the board of directors of shareholder concerns about the Corporation's current strategic direction and their desire to maximize the value of their investment in the Corporation.

Due to the strategic course followed by the Corporation in the recent past, we believe the best way for shareholders of the Corporation to profit from their investment in the Corporation's stock is by means of a business combination between the Corporation and another financial entity that has greater depth of financial expertise and resources, a broader product line and geographic scope and a more dynamic business model. We believe the Corporation should engage an experienced investment banking firm to pursue the exploration of strategic alternatives including the sale of the Corporation. We believe the value of all of the shareholders' investment in the Corporation can be significantly enhanced through such actions. We believe management's failure to consider this option in the past has been detrimental to shareholders.

This resolution does not demand that the board accept any single or particular offer to sell the Corporation. However, it does require non-management directors to evaluate this option in good faith on the basis of shareholder value alone. We strongly urge all shareholders to vote FOR this resolution.

695 East Arlington Boulevard
Suite 200
Greenville, NC 27858-5808

Tel 252 756-6900
Fax 252 321-2800
800 388-6850



WACHOVIA SECURITIES

November 1, 2004

To Whom It May Concern:

This is to verify that Phillip A. Lewis is the owner of 54,750 shares of First Charter Corporation stock. The shares are being held in his individual account in street name with our firm. Mr. Lewis has held in excess of $2,000 of First Charter prior to October 31, 2003.

Thank You,



N. Archie Jennings
Branch Manager

Helms Mulliss & Wicker, PLLC *Attorneys at Law*
Charlotte Raleigh Wilmington *www.hmw.com*


HELMS MULLISS WICKER

Richard W. Viola
704.343.2149
Fax 704.444.8779
rick.viola@hmw.com

201 North Tryon Street
Charlotte, NC 28202
P.O. Box 31247 (28231)
704.343.2000
f 704.343.2300

November 16, 2004

VIA OVERNIGHT EXPRESS, CERTIFIED
AND
REGISTERED MAIL, RETURN RECEIPT REQUESTED

Mr. Phillip A. Lewis
c/o Shareholder Enhancement Committee
Post Office Box 795
Lincolnton, North Carolina 28093

Dear Mr. Lewis:

We serve as counsel to First Charter Corporation. First Charter has requested and authorized us to respond, on First Charter's behalf, to the correspondence from you and Mark Boyd to First Charter Corporation that contained a shareholder proposal. This correspondence was postmarked November 3, 2004, and First Charter received it on November 5, 2004.

The inclusion of a shareholder proposal in a company's proxy statements is governed by Rule 14a-8 of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended. Among other things, Rule 14a-8 requires that the proponent of a shareholder proposal must:

- be a record or beneficial owner of at least $2,000 in market value of the securities entitled to vote at the annual meeting;
- have continuously held such securities for at least one year at the time the proposal is submitted; and
- continue to own such securities through the date on which the annual meeting is held.

The affidavit from Wachovia Securities submitted to First Charter along with the proposal represents as to your ownership of First Charter common stock as of October 31, 2004, rather than the date the proposal was submitted. Therefore, in accordance with Rule 14a-8, you must prove your eligibility to submit the proposal by submitting to First Charter a written statement from the record holder of your First Charter shares verifying that, at the time you submitted the proposal, you continuously held the shares for at least one year.

Your response to this letter should be directed to First Charter Corporation. In accordance with Rule 14a-8, your response must be postmarked, or transmitted electronically, within 14 calendar days of receipt of this letter.

Very truly yours,



Richard W. Viola

Enclosure
cc: Mr. Lawrence M. Kimbrough

C691529.1

D. MARK BOYD, III
P. O. BOX 399
LINCOLNTON, N. C. 28093

November 22, 2004

Board of Directors
First Charter Corporation
P. O. Box 37937
Charlotte, N. C. 28237-7937

Attn: Mr. Lawrence M. Kimbrough

Dear Board of Directors:

Per the request of Helms, Mulliss & Wicker, PllC, please find enclosed herewith an Affidavit of Wachovia Securities verifying that Philip A. Lewis owned in excess of $2000. in market value of First Charter Corporation stock on November 3, 2004, and that he had owned in excess of that amount for a period of over one year, as of that date.

Sincerely,



D. Mark Boyd, III

Enclosures
Cc: Mr. Jim Burt, III, Chairman of the Board of Directors
Ms. Anne C. Forrest, Vice President and Corporate Secretary

Wachovia Securities, LLC
698 East Arlington Boulevard
Suite 200
Greenville, NC 27858-5808

Tel 252 756-6900
Fax 252 321-2800
800 388-6850



November 19, 2004

WACHOVIA SECURITIES

To Whom It May Concern:

This is to verify that Phillip A. Lewis is the owner of 54,750 shares of First Charter Corporation stock. The shares are being held in his individual account in street name with our firm. As of November 3, 2004, Mr. Lewis had continuously held in excess of $2000 in market value of First Charter Corporation's stock for a period in excess of one year.

Thank you,



N. Archie Jennings
Branch Manager

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF FIRST CHARTER CORPORATION

The undersigned Corporation, a business corporation incorporated under the North Carolina Business Corporation Act, pursuant to action by its Board of Directors, hereby sets forth its Amended and Restated Articles of Incorporation:

ARTICLE 1: The name of the Corporation is First Charter Corporation.

ARTICLE 2: The period of duration of the Corporation shall be perpetual.

ARTICLE 3: The purposes for which the Corporation is organized are:

(a) to purchase, own and hold the stock of other corporations, and to do every act and thing covered generally by the denomination "bank holding corporation" or "holding corporation," and especially to direct the operations of banks, banking associations or other corporations through the ownership of stock therein;

(b) to purchase, subscribe for, acquire, own, hold, sell, exchange, assign, transfer, create security interests in, pledge, or otherwise dispose of shares of the capital stock of, or any bonds, notes, securities, or evidences of indebtedness created by any other corporation or corporations organized under the laws of this state or any other state and also bonds or evidences of indebtedness of the United States or of any state, district, territory or subdivision or municipality thereof and to issue in exchange therefor shares of the capital stock, bonds, notes, or other obligations of the Corporation and while the owner thereof to exercise all the rights, powers and privileges of ownership including the right to vote on any shares of stock so owned;

(c) to promote, lend money to, and guarantee the dividends, stocks, bonds, notes, evidences of indebtedness, contracts, or other obligations of, and otherwise aid in any manner which shall be lawful, any corporation or association of which any bonds, stocks or other securities or evidences of indebtedness shall be held by or for the Corporation, or in which, or in the welfare of which, the Corporation shall have any interest, and to do any acts and things permitted by law and designed to protect, preserve, improve, or enhance the value of any such bonds, stocks, or other securities or evidences of indebtedness or the property of the Corporation;

(d) to engage in any other lawful act or activity for which corporations may be organized under Chapter 55 of the General Statutes of North Carolina, as amended, including, but not limited to, manufacturing, purchasing or otherwise acquiring, owning, mortgaging, pledging, selling, assigning and transferring, or otherwise disposing of, investing, trading, dealing in and with, goods, wares and merchandise and property of every class and description, whether real, personal, mixed, tangible, or intangible; entering into or serving in any kind of management, investigative, advisory, promotional, protective, insurance, guarantyship, suretyship, fiduciary or representative relationship or capacity for any persons or corporations whatsoever; and

(e) to engage in, conduct and operate any other business which may be deemed adapted, directly or indirectly, to add to the profits of its business or to increase the value of its property.

In furtherance and not in limitation of the power conferred by the laws of the State of North Carolina upon corporations organized for the foregoing purposes, the Corporation shall have power to borrow money, to lend money, to guarantee obligations, to purchase, construct, lease or otherwise acquire, own, hold, use, maintain, operate or otherwise manage or control, sell, exchange, lease, mortgage, pledge or otherwise dispose of, property of any kind or character, real, personal or mixed, tangible or intangible, necessary, useful, or convenient therefor, and to acquire, hold, mortgage, pledge or dispose of shares, bonds and other evidences of indebtedness and securities of the United States of America or any state or municipality therein or of any domestic or foreign corporation.

The foregoing clauses shall be construed as enumerating specific purposes and powers, but no recitation, expression or declaration of specific purposes or powers herein enumerated shall be deemed to be exclusive, but it is hereby expressly declared that all other lawful purposes and powers not inconsistent therewith are hereby included.

The Board of Directors of the Corporation shall have the authority to adopt resolutions approving the indemnification, to the fullest extent permitted by Chapter 55 of the North Carolina General Statutes, of any person made a party to any action or proceeding, whether civil, criminal or administrative, by reason of the fact that such person was serving as director, officer, employee or agent of the Corporation.

ARTICLE 4: The aggregate number of shares the Corporation is authorized to issue is One Hundred Two Million (102,000,000), divided into the following classes:

Class	Number of Shares
Common Stock	100,000,000
Preferred Stock	2,000,000

(a) COMMON STOCK

The class of common stock has unlimited voting rights and, after satisfaction of claims, if any, of the holders of preference or preferred shares, is entitled to receive the net assets of the Corporation upon distribution.

(b) PREFERRED STOCK

Shares of Preferred Stock may be issued as one or more classes and in series within a class all with such preferences, limitations and relative rights as and when determined by resolution of the Board of Directors of the Corporation or any other manner authorized by law.

(1) Series X Junior Participating Preferred Stock. There is hereby established a series of Preferred Stock, no par value per share, of the Corporation, and the designation and certain terms, powers, preferences and other rights of the shares of such series, and certain qualifications, limitations and restrictions thereon, are hereby fixed as follows:

(i) The distinctive serial designation of this series shall be "Series X Junior Participating Preferred Stock" (hereinafter called "this Series"). Each share of this Series shall be identical in all respects with the other shares of this Series except as to the dates from and after which dividends thereon shall be cumulative.

(ii) The number of shares in this Series shall initially be 100,000, which number may from time to time be increased or decreased (but not below the number then outstanding) by the Board of Directors. Shares of this Series purchased by the Corporation shall be canceled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series. Shares of this Series may be issued in fractional shares, which fractional shares shall entitle the holder, in proportion to such holder's fractional share, to all rights of a holder of a whole share of this Series.

(iii) The holders of full or fractional shares of this Series shall be entitled to receive, when and as declared by the Board of Directors, but only out of funds legally available therefor, dividends, (A) on each date that dividends or other distributions payable in Common Stock of the Corporation are payable on or in respect of Common Stock comprising part of the Reference Package (as defined below), in an amount per whole share of this Series equal to the aggregate amount of dividends or other distributions (other than dividends or distributions payable in Common Stock of the Corporation) that would be payable on such date to a holder of the Reference Package and (B) on the last day of March, June, September and December in each year, in an amount per whole share of this Series equal to the excess (if any) of $1.00 over the aggregate dividends paid per whole share of this Series during the three-month period ending on such last day. Each such dividend shall be paid to the holders of record of shares of this Series on the date, not exceeding 60 days preceding such dividend or distribution payment date, fixed for that purpose by the Board of Directors in advance of payment of each particular dividend or distribution. Dividends on each full and each fractional share of this Series shall be cumulative from the date such full or fractional share is originally issued; provided that any such full or fractional share originally issued after a dividend record date and on or prior to the dividend payment date to which such record date relates shall not be entitled to receive the dividend payable on such dividend payment date or any amount in respect of the period from such original issuance to such dividend payment date.

The term "Reference Package" shall initially mean 1,000 shares of Common Stock, no par value per share ("Common Stock"), of the Corporation. In the event the Corporation shall at any time (A) declare or pay a dividend on any Common Stock payable in Common Stock, (B) subdivide any Common Stock or (C) combine any Common Stock into a smaller number of shares, then and in each such case the Reference Package after such event shall be the Common Stock that a holder of the Reference Package immediately prior to such event would hold thereafter as a result thereof.

Holders of shares of this Series shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends, as herein provided, on this Series.

So long as any shares of this Series are outstanding, no dividend (other than a dividend in Common Stock or in any other stock ranking junior to this Series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution declared or made upon the Common Stock or upon any other stock ranking junior to this Series as to dividends or upon liquidation, nor shall any Common Stock nor any other stock of the Corporation ranking junior to or on a parity with this Series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Corporation (except by conversion into or exchange for stock of the Corporation ranking junior to this series as to dividends and upon liquidation), unless, in each case, the full cumulative dividends (including the dividend to be due upon payment of such dividend, distribution, redemption, purchase or other acquisition) on all outstanding shares of this Series shall have been, or shall contemporaneously be, paid.

(iv) In the event of any merger, consolidation, reclassification or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of this Series shall at the same time be similarly exchanged or changed in an amount per whole share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, that a holder of the Reference Package would be entitled to receive as a result of such transaction.

(v) In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of full and fractional shares of this Series shall be entitled, before any distribution or payment is made on any date to the holders of the Common Stock or any other stock of the Corporation ranking junior to this Series upon liquidation, to be paid in full an amount per whole share of this Series equal to the greater of (A) $1.00 or (B) the aggregate amount distributed or to be distributed prior to such date in connection with such liquidation, dissolution or winding up to a holder of the Reference Package (such greater amount being hereinafter referred to as the "Liquidation Preference"), together with accrued dividends to such distribution or payment date, whether or not earned or declared. If such payment shall have been made in full to all holders of shares of this Series, the holders of shares of this Series as such shall have no right or claim to any of the remaining assets of the Corporation.

In the event the assets of the Corporation available for distribution to the holders of shares of this Series upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to the first paragraph of this Section (v), no such distribution shall be made on account of any shares of any other class or series of Preferred Stock ranking on a parity with the shares of this Series upon such liquidation, dissolution or winding up unless proportionate distributive amounts shall be paid on account of the shares of this Series, ratably in proportion to the full distributable, amounts for which holders of all such parity shares are respectively entitled upon such liquidation, dissolution or winding up.

Upon the liquidation, dissolution or winding up of the Corporation, the holders of shares of this Series then outstanding shall be entitled to be paid out of assets of the Corporation available for distribution to its stockholders all amounts to which such holders are entitled pursuant to the first paragraph of this Section (v) before any payment shall be made to the holders of Common Stock or any other stock of the Corporation ranking junior upon liquidation to this Series.

For the purposes of this Section (v), the consolidation or merger of, or binding share exchange by, the Corporation with any other corporation shall not be deemed to constitute a liquidation, dissolution or winding up of the corporation.

(vi) The shares of this Series shall not be redeemable.

(vii) In addition to any other vote or consent of stockholders required by law or by the Articles of Incorporation of the Corporation, each whole share of this Series shall, on any matter, vote as a class with any other capital stock comprising part of the Reference Package and voting on such matter and shall have the number of votes thereon that a holder of the Reference Package would have.

ARTICLE 5: The shareholders of the Corporation shall have no preemptive right to acquire additional shares of the Corporation.

ARTICLE 6: The address of the registered office of the Corporation is 10200 David Taylor Drive, Charlotte, North Carolina, 28262-2373 and the name of its registered agent at such address is Robert O. Bratton.

ARTICLE 7: The board of directors of the Corporation shall be and is divided into three classes, Class I, Class II and Class III, which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which the director was elected.

ARTICLE 8: The Corporation shall not consolidate with, or merge with or into, any other corporation or convey to any corporation or other person or otherwise dispose of all or substantially all of the assets or dispose of by any means all or substantially all of the stock or assets of any major subsidiary of the Corporation unless such consolidation, merger, conveyance or disposition is approved (a) by the affirmative vote of not less than seventy-five percent (75%) of the aggregate voting power of the outstanding stock entitled to vote thereon, and (b) by the affirmative vote of not less than seventy-five percent (75%) of the aggregate voting power of the outstanding stock entitled to vote thereon, which shall include the affirmative vote of at least fifty percent (50%) of the voting power of the outstanding stock of shareholders entitled to vote thereon other than controlling shareholders, (i) if the shareholder entitled to vote thereon is a person who, including affiliates of such person, is the beneficial owner (as the terms are defined in the Securities Exchange Act of 1934 and in the rules thereunder) of more than twenty percent (20%) of the voting power of the Corporation (a "controlling shareholder"), provided that shares held, voted or otherwise controlled by a person as a trustee, plan administrator, officer of the Corporation or otherwise pursuant to an employee benefit plan of the Corporation or of an affiliate of the Corporation shall not be deemed to be beneficially owned by any person for the purpose of determining whether a person is a controlling shareholder, and (ii) if, prior to the acquisition of twenty percent (20%) of the voting power of the Corporation by a shareholder, the Board of Directors of the Corporation had not unanimously approved such consolidation, merger, conveyance or disposition. If there is a controlling shareholder, this Article 8 can be amended only by the affirmative vote of the voting power of the Corporation then required to approve a consolidation, merger, conveyance or disposition under this Article 8.

ARTICLE 9: The vote of three-quarters of the number of directors fixed in the manner provided in the Bylaws of the Corporation shall be required for the approval of a plan of merger or plan of consolidation or similar plan of the Corporation with any other corporation(s) or entity(ies) in which the Corporation is the acquired corporation or for adopting a resolution recommending a sale, lease or exchange of all or substantially all the property of the Corporation.

The Board of Directors of the Corporation, when evaluating any offer of another party to (a) make a tender or exchange offer for any equity security of the Corporation, (b) merge or consolidate the Corporation with another corporation, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its shareholders, give due consideration to all relevant factors, including without limitation, the social and economic effects on the employees, customers and other constituents of the Corporation and its subsidiaries and on the communities in which the Corporation and its subsidiaries operate or are located. The provisions of this Article 9 may be amended only by the affirmative vote of the voting power of the Corporation as would be required at the time of such amendment to amend Article 8 hereof.

ARTICLE 10: To the fullest extent permitted by the North Carolina Business Corporation Act, as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation, its shareholders or otherwise for monetary damage for breach of his or her duty as a director. Any repeal or modification of this Article 10 shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

EXHIBIT C


FDIC
FEDERAL DEPOSIT
INSURANCE CORPORATION
INSURING AMERICA'S FUTURE

FDIC Law, Regulations, Related Acts

1000 - FDIC FEDERAL DEPOSIT INSURANCE ACT

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{{8-31-98 p.1291}}

SEC. 19. PENALTY FOR UNAUTHORIZED PARTICIPATION BY CONVICTED INDIVIDUAL.

(a) PROHIBITION.--
(1) IN GENERAL.--Except with the prior written consent of the Corporation--
(A) any person who has been convicted of any criminal offense involving dishonesty or a breach of trust or money laundering, or has agreed to enter into a pretrial diversion or similar program in connection with a prosecution for such offense, may not--
(i) become, or continue as, an institution-affiliated party with respect to any insured depository institution;
(ii) own or control, directly or indirectly, any insured depository institution; or
(iii) otherwise participate, directly or indirectly, in the conduct of the affairs of any insured depository institution; and
(B) any insured depository institution may not permit any person referred to in subparagraph (A) to engage in any conduct or continue any relationship prohibited under such subparagraph.
(2) Minimum 10-year prohibition period for certain offenses.--
(A) IN GENERAL.--If the offense referred to in paragraph (1)(A) in connection with any person referred to in such paragraph is--
(i) an offense under--
(I) section 215, 656, 657, 1005, 1006, 1007, 1008, 1014, 1032, 1344, 1517, 1956, or 1957 of title 18, United States Code; or
(II) section 1341 or 1343 of such title which affects any financial institution (as defined in section 20 of such title); or
(ii) the offense of conspiring to commit any such offense,
the Corporation may not consent to any exception to the application of paragraph (1) to such person during the 10-year period beginning on the date the conviction or the agreement of the person becomes final.
(B) EXCEPTION BY ORDER OF SENTENCING COURT.--
(i) IN GENERAL.--On motion of the Corporation, the court in which the conviction or the agreement of a person referred to in subparagraph (A) has been entered may grant an exception to the application of paragraph (1) to such person if granting the exception is in the interest of justice.
(ii) PERIOD FOR FILING.--A motion may be filed under clause (i) at any time during the 10-year period described in subparagraph (A) with regard to the person on whose behalf such motion is made.

[Codified to 12 U.S.C. 1829(a)]

[Source: Section 2[19(a)] of the Act of September 21, 1950 (Pub. L. No. 797), effective September 21, 1950, as amended by section 910(a) of title IX of the Act of August 9, 1989 (Pub. L. No. 101--73; 103 Stat. 477), effective August 9, 1989; section 2502(a) of title XXV of the Act of November 29, 1990 (Pub. L. No. 101--647; 104 Stat. 4860), effective November 29, 1990; section 1505 of title XV of the Act of October 28, 1992 (Pub. L. No. 102--550; 106 Stat. 4055), effective October 28, 1992; section 320605 of title XXXII of the Act of September 13, 1994 (Pub. L. No. 103--322; 108 Stat. 2119), effective September 13, 1994]

(b) PENALTY.--Whoever knowingly violates subsection (a) shall be fined not more than $1,000,000 for each day such prohibition is violated or imprisoned for not more than 5 years, or both.

[Codified to 12 U.S.C. 1829(b)]

[Source: Section 2[19(b)] of the Act of September 21, 1950 (Pub. L. No. 797; 64 Stat. 893), effective September 21, 1950, as added by section 910(a) of title IX of the Act of August 9, 1989 (Pub. L. No. 101--73; 103 Stat. 477), effective August 9, 1989]

{{8-31-98 p.1292}}

NOTES

Derivation. Section 19(a) derives from section 2[19] of the Act of September 21, 1950 (Pub. L. No. 797; 64 Stat. 893), effective September 21, 1950.

Section 19(b) was added by section 910(a) of the Act of August 9, 1989, known as the "FIRRE Act", (Pub. L. No. 101--73; Stat. 477, effective August 9, 1989.

General guidelines and policies with respect to section 19. On September 27, 1968, the Federal Deposit Insurance Corporation's Chairman addressed the following memorandum to all insured banks.

"The Federal Deposit Insurance Corporation has for some time been studying in detail Section 19 of the Federal Deposit Insurance Act (12 U.S.C. 1829), relating to the requirement for this Corporation's consent prior to any insured bank employing persons who have been convicted of crimes involving dishonesty or breach of trust.

"Section 19 provides as follows:

"Except with the written consent of the Corporation no person shall serve as a director, officer, or employee of an insured bank who has been *convicted,* or who is hereafter convicted of any *criminal offense involving dishonesty* or *breach of trust.* For each willful violation of this prohibition, the bank involved shall be subject to a penalty of not more than $100 for each day this prohibition is violated, which the Corporation may recover for its use.' (emphasis supplied)

"Since the enactment of this law in 1950, our Board has reviewed cases coming under it on an ad hoc basis and each case has been judged on its own merits according to the particular facts and circumstances involved. The need for guidelines and standards to be applied prospectively has increased in recent years. Inquiries continue to come in from banking institutions asking what standards should be applied by them in determining whether an application under Section 19 is required. In addition, programs are now underway on both the Federal and state levels to hire and retrain the hardcore unemployed some of whom may have criminal records, and the banking community will no doubt participate in these programs to some degree. For these reasons, the Board of Directors has adopted the following general guidelines and policies with respect to Section 19. It is our hope that these guidelines will be of assistance to all banks having questions concerning the applicability of our law, and that they will, at the same time, serve to insure the continuing stability and confidence in our banking system.

"I. *STANDARDS TO BE APPLIED IN DETERMINING WHETHER AN APPLICATION FOR CONSENT IS REQUIRED UNDER SECTION 19*

"A. There must be present a *conviction of record.* Arrests, pending cases not brought to trial, acquittals, or any conviction which has been reserved on appeal will be excluded from the requirements of Section 19. A conviction which is being appealed will require a Section 19 application until or unless otherwise reversed.

"B. The conviction must be for a *criminal offense involving dishonesty or breach of trust.* Felonies as well as misdemeanors wherein dishonesty or breach of trust is involved are included within the definition. Dis_honesty is defined to mean "to cheat or defraud for monetary gain or its equivalent, direct or indirect, or to wrongfully take from any person, property lawfully belonging to that person in violation of any criminal statute or code.' Breach of trust is defined to mean a wrongful use, misappropriation, or omission with respect to any property or fund which has been lawfully committed to a person in a fiduciary capacity.'

"C. Youth Offenders

1. Adjudgment by a court against a person as a youthful offender under any youth offender law or adjudgment as a juvenile delinquent' by a family court or any other court having jurisdiction over minors as defined by state law will not require an application under Section 19. Such adjudications are not considered convictions for criminal offenses.

{{2-28-91 p.1293}}

"D. Adults and All Minors Convicted of Crimes

1. The Conviction of any adult or minor by a court of competent jurisdiction for any criminal offense involving dishonesty or breach of trust as defined in paragraph B above will require an application for consent prior to a bank's employment of that person.

"II. *THE CORPORATION'S POLICY WITH RESPECT TO APPLICATIONS MADE UNDER SECTION 19*

"A. In considering any application made by an insured bank to employ a person who has been convicted of a criminal offense involving dishonesty or breach of trust, the factors to be considered will includebut will not be limited to the following:

1. The specific nature of the offense involved and the circumstances surrounding it.
2. The evidence of rehabilitation of the person since the date of his conviction. (Parole, suspension of sentence, and reputation of the person since conviction will be given consideration. Participation by the person in programs on the national or state levels to hire and retrain the hardcore unemployed also will be given consideration.)
3. The age of the person at the time of his conviction.
4. The position to be held by the person in the bank.
5. The fidelity bond coverage applicable to the person."

[The page following this is 1297.]

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SHAREHOLDER ENHANCEMENT COMMITTEE
POST OFFICE BOX 795
LINCOLNTON, NC 28093

December 30, 2004



VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

**Re: Shareholder Response Letter
First Charter Corporation – Shareholder Proposal by D. Mark Boyd, III and Phillip A. Lewis**

Ladies and Gentlemen:

This letter, six copies of which are enclosed, is submitted pursuant to Rule 14a-8(k) and is intended to respond to the letter, dated December 14, 2004, submitted by Helms Mulliss & Wicker, PLLC, Charlotte, North Carolina ("Helms Mulliss"), counsel for First Charter Corporation, Charlotte, North Carolina (the "Company") requesting the Staff's issuance of a no action letter regarding exclusion of the above-referenced shareholder proposal (the "Proposal"). A copy of Helms Mulliss' December 14, 2004 letter is included for your reference. Capitalized terms used in this letter that are not otherwise defined have the same meaning as ascribed to them in Helms Mulliss' December 14, 2004 letter.

We believe the Company's proposed bases for excluding the Proposal are insufficient for the following reasons:

A. The Proposal is within the power of the Company to implement, is a proper subject for action by the shareholders and, if implemented, would not cause the Company to violate applicable North Carolina law pertaining to corporations

The Proposal that we have presented would authorize a special committee of independent directors to, ***"solicit, evaluate and negotiate offers for the sale of the Corporation."*** The Proposal does not go so far as to grant the Special Committee the power to ***accept*** any

Proposal does not go so far as to grant the Special Committee the power to ***accept*** any such offers, nor does it attempt to remove the duty of the Company's full board of directors to weigh any such offers if and when they are received.

The solicitation and negotiation of offers and the subsequent evaluation of those offers to determine whether any offer should be accepted are two separate processes. We believe that Article 9 of the Company's Articles of Incorporation is only triggered during the second of these processes. Article 9, as quoted by counsel for the Company reads, "The Board of Directors of the Corporation, when evaluating any offer of another party...". This indicates that Article 9 applies once one or more offers are actually in hand.

We believe that our Proposal only extends to the first of these two distinct processes, i.e., the solicitation and negotiation of offers (after which any such offers would be considered by the full board and the board's duties under Article 9 of the Articles of Incorporation would be triggered). We believe that the separateness of "offer" and "acceptance" is a fundamental concept in the law of contracts and that this distinction has been obscured by the Company's analysis.

The Company's additional assertions: (i) that the Proposal is not within the power of the Company to implement; and (ii) that the Proposal is not proper for action by shareholders, are each based entirely on the premise that the Proposal would violate the Company's Articles of Incorporation and that it is accordingly contrary to state law. The Proposal, however, would ***not*** violate the Company's Articles of Incorporation because it does not touch on the acceptance of offers, and the Proposal ***is***, therefore, within the Company's power to implement and ***is*** proper for shareholder action.

B. The Proposal deals with an extraordinary matter

We respectfully submit that neither of the two considerations articulated in SEC Release 34-40018 (Amendments to Rules on Shareholder Proposals, May 21, 1998)) would lead the Staff to conclude that our Proposal is excludable under Rule 14a-8. The first of the two considerations set forth in Release 34-40018 is, "does the proposal in question relate so fundamentally to management's ability to run the company that it could not, as a practical matter, be subject to shareholder oversight?" The second consideration is, "does the proposal seek to 'micro-manage' the company by probing too deeply into matters of a complex nature?" As to the first consideration, we believe that the sale or other strategic combination of an entire bank holding company is the very antithesis of "ordinary business operations." As to the second consideration, we would argue that our Proposal could not possibly probe too deeply into matters of a nature too complex for shareholder attention when it simply seeks to initiate a process that would necessarily involve shareholder analysis and approval before it could come to fruition.

Counsel for the Company nevertheless argues, in its letter dated December 14, 2004, that our Proposal concerns the Company's ordinary business operations. To support this argument, counsel for the Company cites several no action letters released by the Staff in connection with other issuers' proposed exclusion of shareholder proposals and attempts to analogize them to our Proposal.

We believe that our Proposal can be distinguished from the various shareholder proposals cited by counsel for the Company as follows. Our Proposal explicitly refers to "***strategic*** alternatives" for maximizing shareholder value (emphasis added). The word "strategic" carries a special connotation within the context of mergers and acquisitions and denotes a transaction involving the sale or merger of an entity or the sale of all, or essentially all, of an entity's assets. In other words, this is a transaction which is "extraordinary" in nature. All but one of the excluded proposals cited by counsel for the Company do not relate to "***strategic***" alternatives for maximizing shareholder value because, we would argue, "strategic" is a synonym for "extraordinary" in this context.

We further believe that our Proposal can be distinguished from the sole shareholder proposal cited as a basis for exclusion by counsel for the Company that did reference "strategic" alternatives for maximization of shareholder value (*Telular Corporation* (December 5, 2003)) because our Proposal does not explicitly go on to list any non-extraordinary alternatives, such as a spin-off or partial divestiture. Counsel for the Company correctly states that the Staff consistently has allowed companies to exclude "proposals that suggested ***both ordinary and extraordinary courses of action***" (emphasis added). This appears to be precisely the principle applied in *Telular* where, despite the fact that the proposal referred to "strategic alternatives," it nevertheless went on to list several "ordinary" transactions, including a spin-off, split-off or divestiture of a single division of the company. We would argue that the proposal in *Telular* would likely have been includable had it not gone on to delineate several non-extraordinary transactions. We believe that because *Telular* falls within the class of proposals that suggest ***both ordinary and extraordinary courses of action***, and because our Proposal suggests only extraordinary courses of action, *Telular* may be distinguished from our Proposal.

Following is our analysis of the particular no action letters cited by counsel for the Company in its December 14, 2004 letter:

Medallion Financial Corp. (May 11, 2004): This shareholder proposal called for the evaluation of "alternatives to maximize shareholder value including a sale of the company," but does not explicitly confine those alternatives to "strategic" alternatives.

We believe there was a basis for the exclusion of this proposal because it did not limit its scope of proposed alternatives for maximizing shareholder value to "strategic" or "extraordinary" alternatives.

BFK Capital Group, Inc. (February 27, 2004): This shareholder proposal called for the engagement of an investment banking firm to "evaluate alternatives which maximize shareholder value." As in *Medallion*, this proposal fails to explicitly exclude ordinary business operations because it does not limit itself to "strategic" or "extraordinary" alternatives.

Telular Corporation (December 5, 2003): As discussed above, this shareholder proposal purports to limit itself to "strategic alternatives," but then goes on to explicitly list several non-extraordinary measures, including a partial divestiture or partial spin-off.

Bowl America Incorporated (September 19, 2000): This shareholder proposal involved the retention of an investment banker to recommend ways to enhance shareholder value, including a "sale, merger, liquidation or other reorganization." We believe that this proposal was probably excludable for two reasons: (i) it fails to explicitly limit itself to "strategic" or "extraordinary" alternatives; and (ii) it lists "reorganization" as an alternative, which is, arguably, a measure for enhancing shareholder value which is ordinary in nature.

Our Proposal, by way of comparison, explicitly limits its scope to "strategic" alternatives, and does not list "reorganization" or any other "non-extraordinary" measures. While, the Company makes the (disingenuous) assertion that our Proposal includes, "an endless list of corporate strategies," this assertion is clearly without basis given the fact that the text of our Proposal explicitly refers to a sale of the Company twice, the fact that the Supporting Statement explicitly refers to "strategic alternatives including the sale of the Company," and the fact that no "ordinary" alternatives for maximizing shareholder value are included in either our Proposal or our Supporting Statement.

NACCO Industries, Inc. (March 29, 2000): This shareholder proposal explicitly listed, "a possible merger, sale or other transaction ***for any*** or all of the company's assets" (emphasis added). Broadening the scope of possible transactions to include a sale of ***any*** of the company's assets clearly contemplates ordinary business operations, e.g., the sale of property comprising only a fractional portion of the company's total assets.

The proposal in *NACCO* also failed to use any language limiting the proposal to "strategic" or "extraordinary" alternatives.

Sears, Roebuck & Co. (February 7, 2000): In *Sears*, the shareholder proposal involved the engagement of an investment banking firm, "to arrange for the sale of all ***or parts*** of the company" (emphasis added). As is the case in *NACCO*, the proposal in *Sears* explicitly included a method of maximizing shareholder value which involved ordinary business operations (the sale of a portion of the company's assets) and also failed to limit the possible transactions to "strategic" or "extraordinary" transactions.

Furthermore, while counsel for the Company argues in Part B of its letter that our Proposal could conceivably be so broad as to include "ordinary business operations," in Part A it attempts to invoke Article 9 of the Company's Articles of Incorporation which Article is only triggered in connection with the evaluation by its board of directors of ***extraordinary*** transactions, namely: (a) a tender offer or exchange offer for any equity security of the Corporation; (b) the merger or consolidation of the Corporation with another corporation; or (c) the purchase or other acquisition of all or substantially all of the Corporation's assets and property. Counsel for the Company even states at the bottom of page 2 of its December 14, 2004 letter that Article 9 of the Company's Articles of Incorporation is triggered during the "consideration by the Board of an ***extraordinary transaction***" (emphasis added). It would seem that counsel for the Company could not, on the one hand, maintain that certain provisions of the Company's Articles of Incorporation would be triggered due to the extraordinary nature of the proposal, while at the same time characterizing this "extraordinary" proposal as relating to ordinary business operations.

Counsel for the Company has invented, within our Proposal, a purported directive to explore ordinary means of maximizing shareholder value (which directive is neither explicit nor implicit in our Proposal) and has used its invention as a pretext to exclude our Proposal.

C. Inclusion of the proposal will not cause the Company to violate Federal law (Rule 14a-8(i)(2))

Rule 14a-8(i)(2) permits an issuer to exclude from its proxy a proposal that, if implemented, would cause the company to violate any state, federal or foreign law to which it is subject. The Company argues that this rule permits it to exclude Mr. Boyd's proposal, because, if implemented, the proposal would cause the Company to violate Section 19 of the Federal Deposit Insurance Act ("Section 19"). Raising this issue is a blatant attempt to paint Mr. Boyd as a "bad boy" with improper motives. Such an attempt is despicable and is nothing more than "mudslinging" meant to disguise the true issues at hand.

Our Proposal does not direct the board of directors to violate any federal law whatsoever. It is not a violation of federal law for a committee of independent, non-management directors of a corporation to explore strategic alternatives for maximizing shareholder value. It is not a violation of federal law for a corporation to hire a nationally recognized investment banking firm to advise that corporation about strategic alternatives for maximizing shareholder value. It is not a violation of federal law for a board committee to solicit offers for the sale of a corporation, nor is it a violation of federal law for a board committee of a corporation to direct that corporation's management to work to secure approvals to effect the sale of that corporation if it elects to accept such an offer.

Counsel for the Company in its letter to the SEC, whether intentionally or not, has obfuscated the Rule 14a-8(i)(2) issue – whether, if implemented, our Proposal would cause the Company to violate federal law – with who is introducing our Proposal. Rule 14a-8(i)(2) does not state that a company may exclude a proposal based on the fact that the proponent might be violating federal law by making our Proposal. Rule 14a-8(i)(2) only says that our Proposal may be excluded if implementation of our Proposal would itself cause the Company to violate federal law. As demonstrated above, implementation of our Proposal will not cause the Company to violate any federal law. To suggest otherwise ignores the plain meaning of Rule 14a-8(i)(2).

Furthermore, Mr. Boyd is not violating any federal law by merely submitting a shareholder proposal and, more specifically, Mr. Boyd is not violating Section 19. He is merely attempting to protect the property rights accorded him under the Fifth and Fourteenth Amendments of the United States Constitution and under Article 19 of the North Carolina Constitution. His property rights as a shareholder have ***not*** been limited by any judicial or administrative proceeding to which Mr. Boyd has been a party. Furthermore, by including (or implementing) our Proposal, neither the Company nor First Charter Bank would be violating Section 19. While acknowledging that Mr. Boyd has entered into a plea arrangement that would subject him to the provisions of Section 19, Mr. Boyd's support of a shareholder proposal is not an activity prohibited by Section 19 and would not require the prior approval of the Federal Deposit Insurance Corporation ("FDIC").

Assuming, for the sake of the argument, that Mr. Boyd's association with the Proposal is covered by Section 19, Mr. Boyd, then, is not permitted to be an "institution-affiliated party," as that term is defined in 12 USC § 1813(u), without the prior approval of the FDIC. But, Mr. Boyd's relationship to the Company as a shareholder does not make him an "institution-affiliated party;" he is not a director, officer, or controlling stockholder of an insured depository institution; he is not a person who is required to file a change-in-control notice under 12 USC § 1817(j); he is not a shareholder who participates in the conduct of the affairs of an insured depository institution; and he is not an independent contractor with respect to an insured depository institution.

Section 19 prohibits Mr. Boyd, without prior approval of the FDIC, from owning or controlling, directly or indirectly, any insured depository institution. Mr. Boyd does not directly or indirectly "own or control" any insured depository institution, including First Charter Bank. "Own or control" is defined as owning or controlling 25% or more of the outstanding stock, or 10% or more, if no one owns or controls more, together with any others working in concert. Even if the proponents were deemed to be acting in concert such that our share holdings in the Company were aggregated for purposes of determining whether we owned or controlled the Company, we do not together own or control more than 10% of the stock of the Company, and therefore do not "own or control," directly or indirectly, an insured depository institution.

Finally, Section 19 prohibits Mr. Boyd, without prior FDIC approval, from otherwise participating, directly or indirectly, in the conduct of the affairs of any insured depository institution. This last prohibition was meant to restrict persons subject to Section 19 from taking up employment with an insured depository institution. By virtue of being a stockholder in the Company, Mr. Boyd does not directly or indirectly through the Company, participate in any business affairs of the Company or First Charter Bank. He is not employed by, nor does he seek employment with, either company.

The FDIC Statement of Policy for Section 19 of the Act (the "Statement of Policy") makes it clear that the purpose of Section 19 is to prevent those people previously convicted of dishonesty, breach of trust, money laundering or those who have entered into pretrial agreements concerning the foregoing from being put into a position at an insured depository institution that would constitute a threat to the safety and soundness of the institution or the interests of the depositors, or would threaten to impair the public confidence in the insured depository institution. The Statement of Policy further maintains that whether a person who is not an institution-affiliated party is covered by Section 19 depends on that person's ability to influence or control the management or affairs of the company. By merely offering the proposal Mr. Boyd is not influencing or controlling the management or affairs of the Company. That the shareholders are free to reject our Proposal serves as further evidence that Mr. Boyd has no "control or influence" over the affairs of the Company. If the shareholders accept our Proposal it will not be as a result of any control or influence exerted by Mr. Boyd and none of the proponents, including Mr. Boyd, will gain any ability to control or influence the affairs of the Company.

Moreover, Section 19 is not meant to curtail one's property rights as a shareholder, but rather to ensure the safety and soundness of the financial system. Mr. Boyd has a right as a shareholder of the Company to make a proposal to the shareholders. Our Proposal has in no way influenced the Company to take any action other than to present our Proposal in its 2005 annual meeting proxy statement for all shareholders to consider. It is our constitutional right to do so. Our Proposal will in no way damage the safety and soundness of First Charter Bank nor violate any federal law, if implemented.

Conclusion

We submit that our Proposal is within the power of the Company to implement, is a proper subject for action by the shareholders and, if implemented, would not cause the Company to violate applicable North Carolina law pertaining to corporations. We further submit that our Proposal deals with extraordinary matters, namely the possible sale of the Company. Finally, we believe that the foregoing demonstrates that Section 19 of the Federal Deposit Insurance Act has no bearing whatsoever on our Proposal.

Accordingly, we respectfully request the Staff to reject the Company's request for a no action letter regarding its proposed exclusion of our Proposal from the 2005 Annual Meeting Proxy Statement and to take enforcement action against the Company should it nevertheless elect to exclude our Proposal.

Yours very truly,





D. Mark Boyd, III　　Phillip A. Lewis

cc: Anne T. Kelly, Esq., Helms, Mulliss & Wicker, PLLC
Lawrence M. Kimbrough, First Charter Corporation

Helms Mulliss & Wicker, PLLC *Attorneys at Law*
Charlotte Raleigh Wilmington *www.hmw.com*



HELMS MULLISS WICKER

704.343.2022
Fax 704.444.8784
anne.kelly@hmw.com

COPY

201 North Tryon Street
Charlotte, NC 28202
P.O. Box 31247 (28231)
704.343.2000
f 704.343.2300

December 14, 2004



VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: <u>First Charter Corporation--Shareholder Proposal by D. Mark Boyd III and Phillip A. Lewis</u>

Ladies and Gentlemen:

We are writing on behalf of our client, First Charter Corporation, a North Carolina corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") submitted to the Company for inclusion in the Company's proxy statement and form of proxy ("Proxy Materials") for its 2005 annual meeting of shareholders. The Proposal was submitted to the Company via a communication on the letterhead of the self-designated "Shareholder Enhancement Committee," which committee apparently is led by Daniel Marcus Boyd III and Phillip A. Lewis and which earlier in 2004 communicated its dissatisfaction with the Company's direction by comments to the news media and by a mailing to targeted shareholders of the Company. Based on various news articles appearing in the press, the Company believes that this "Shareholder Enhancement Committee" (sometimes called "Committee to Enhance Shareholder Value") is comprised of a group of shareholders expressing dissatisfaction with respect to the Company. It appears, however, that the Proposal was submitted individually by Messrs. Boyd and Lewis (the "Proponents").

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8, promulgated by the Commission under the Securities Exchange Act of 1934, as amended. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for the reasons set forth below. To the extent that any such reasons are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

I. The Proposal

A copy of the Proposal, together with the Proponents' supporting statement, is attached to this letter as Exhibit A. The Company received the Proposal on November 5, 2004. The Proposal reads as follows:

> "That shareholders of First Charter Corporation (the "Corporation") request the board of directors to: (1) appoint a committee of independent, non-management directors (the "Committee") with authority to explore strategic alternatives for maximizing shareholder value, including the sale of the Corporation; (2) instruct the Committee to retain a nationally recognized investment banking firm, with expertise in advising financial institutions, to advise the Committee about strategic alternatives which would maximize shareholder value; (3) authorize the Committee and investment banker to solicit, evaluate and negotiate offers for the sale of the Corporation; and (4) in the event that the Committee and the board of directors of the Corporation determine that any such offer for the sale of the Corporation will maximize shareholder value, direct management of the Corporation to work to secure all required approvals, including shareholder approval, to effect the sale of the Corporation."

II. Grounds for Omission

As discussed in more detail below, the Company believes that the Proposal may be properly omitted from the Proxy Materials pursuant to the various provisions of Rule 14a-8 discussed herein.

A. The Proposal is beyond the power of the Company to implement (Rule 14a-8(i)(6)), is not a proper subject for action by the shareholders (Rule 14a-8(i)(1)), and if implemented would cause the Company to violate state law (Rule 14a-8(i)(2))

Rule 14a-8(i)(6) allows a company to omit from its proxy materials a proposal that "the company would lack the power or authority to implement." The Proposal, in part, requests that the Board of Directors of the Company (the "Board") authorize a committee to solicit and negotiate offers for the sale of the Company and if the committee and the Board determine that any such offer will "maximize shareholder value," work to obtain necessary approvals. The consideration by the Board of an extraordinary transaction in which the Company is the acquired corporation or recommending a sale of all or substantially all of the assets of the Company would invoke Article 9 ("Article 9") of the Company's Amended and Restated Articles of Incorporation ("Articles of Incorporation"). A copy of the Company's Articles of Incorporation is attached as Exhibit B. Article 9 provides in pertinent part as follows:

> "The Board of Directors of the Corporation, when evaluating any offer of another party to (a) make a tender or exchange offer for any equity security of the Corporation, (b) merge or consolidate the Corporation with another corporation, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its shareholders, give due consideration to all relevant factors, including without limitation, the social and economic effects on the employees, customers and other constituents of the Corporation and its subsidiaries and on the communities in which the Corporation and its subsidiaries operate or are located."

With respect to that portion of the Proposal that requests the Board to solicit and negotiate offers for the sale of the Company, the Proponents clearly emphasize that the Board and committee should seek to "maximize shareholder value." In fact, in the supporting statement, the Proponents state unequivocally that they intend for the independent Board committee to evaluate the possible sale of the Company "*on the basis of shareholder value alone*." Conversely, Article 9 makes clear that the Board must consider all relevant factors, and not just shareholder value, in evaluating a possible sale of the Company. The Board takes seriously its role to seek to enhance shareholder value in the management of the Company. However, if the shareholders of the Company adopt the Proposal, then the Board would not be allowed even to consider any other factors and would be required to violate Article 9 of the Articles of Incorporation in order to implement the Proposal.

The powers and actions of the board of directors of a North Carolina corporation are governed by the corporation's articles of incorporation, its bylaws and the North Carolina Business Corporation Act (the "NCBCA"). Under North Carolina law, "the articles of incorporation [are] the fundamental constitutional document of the corporation . . . ." Russell M. Robinson, II, Robinson on North Carolina Corporation Law §2.04 (7th ed. 2003). See also N.C. Gen. Stat. §§ 55-2-02, 55-2-03 and 55-2-06. While the articles of incorporation and bylaws may be amended (see N.C. Gen. Stat. §§ 55-10-01 *et seq.*), once adopted and in effect, a corporation is bound to follow their terms. Because the implementation of the Proposal would require the Board to act in a manner inconsistent with, and in breach of, the Articles of Incorporation in violation of North Carolina law, the Board, and thus the Company, lacks the power to implement the Proposal, and the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(6).

Similarly, Rule 14a-8(i)(1) allows a company to omit from its proxy materials a proposal "that is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." As described above, under North Carolina law, the articles of incorporation are the fundamental governing document of a corporation, subject in effect only to the provisions of the NCBCA. Because the implementation of the Proposal would require the Board to act in a manner that is inconsistent with, and in breach of, the Articles of Incorporation in violation of North Carolina law, the Proposal does not present a proper subject for shareholder action under North Carolina law and may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(1). See *Farmer Bros. Co.* (November 28, 2003) (a proposal regarding limitation of directors' indemnification that conflicted with the articles of incorporation could be excluded under Rule 14a-8(i)(1) on the ground that it did not present a proper subject for action by such company's shareholders); *Purepac Laboratories Corporation* (April 11, 1974) (a proposal to amend the bylaws in a manner that conflicted with the certificate of incorporation could be excluded under what is now Rule 14a-8(i)(1) on the ground that it did not present a proper subject for action by such company's shareholders).

Finally, Rule 14a-8(i)(2) allows a company to omit from its proxy materials a proposal that "would, if implemented, cause the company to violate any state . . . law to which it is subject." N.C. Gen. Stat. § 55-8-30 sets forth general standards for a director in the discharge of his or her duties as director, including the obligation to conduct himself or herself "with the care an ordinarily prudent person in a like position would exercise under similar circumstances" (commonly referred to as the duty of due care). Under North Carolina law, "[t]he duty of due care requires the directors of every corporation to see that it is operated according to the terms of its articles of incorporation . . . ." Robinson, *supra* §14.03[2]. Because the implementation of the Proposal would require the Board to act in a manner inconsistent with, and in breach of, the Articles of Incorporation, the implementation of the Proposal would cause the Board to violate its duty of due care under of North Carolina law, and the Proposal therefore may be excluded from the Proxy Materials based on Rule 14a-8(i)(2). See generally *AlliedSignal Inc.* (January 29, 1999) (a proposal to amend the bylaws in a manner that would violate state law and the certificate of incorporation could be excluded under Rule 14a-8(i)(2)); *Fleming Companies, Inc.* (January 19, 1999) (a proposal to amend the bylaws in a manner that would be inconsistent with the certificate of incorporation could be excluded under Rule 14a-8(i)(2)); *Weirton Steel Corporation* (January 24, 1995) (same).

B. The Proposal deals with a matter relating to the Company's ordinary business operations (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) allows a company to exclude from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." The ordinary business exclusion has "a fairly straightforward mission: to 'relieve the management of the necessity of including in its proxy material security holder proposals which relate to matters falling within the province of management.'" Release No. 34-39093 (September 19, 1997), citing Release No. 34-4950 (October 9, 1953). The Commission has explained that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998). Accordingly, Rule 14a-8(i)(7) operates to exclude shareholder proposals that seek to " 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 21, 1998).

The Proposal, if adopted, would require in part that the Board appoint an independent committee and engage an investment banking firm, in each case to explore strategic alternatives to maximize shareholder value. While the Proposal refers to a sale of the Company as one possible alternative, it does not limit the scope of the Proposal to a sale of the Company or any other extraordinary corporate transaction. In fact, the Board could maximize shareholder value through any number of actions short of an extraordinary corporate transaction.

Under the NCBCA, the Board has the authority to conduct the ordinary business of the Company. N.C. Gen. Stat. § 55-8-01 provides that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, except as otherwise provided in the articles of incorporation or in [a valid shareholders' agreement]." Neither the Company's Articles of Incorporation nor any shareholders' agreement in any way limits the authority of the Board to manage the business and affairs of the Company. There is no more basic and ordinary function of the directors of a corporation than attempting to enhance shareholder value, and to this end the Board regularly considers alternative business strategies aimed at maximizing the Company's financial performance and shareholder value and determines when professional assistance is needed in making those decisions. Furthermore, retaining an investment banker for the specific purpose of exploring one or more alternatives for maximizing shareholder value is a non-extraordinary act which the Board has in the past and will in the future take as and when appropriate. Therefore, because the task of making such decisions is so fundamental to the role of the Board and is carried out on an ongoing basis, it must be considered part of the Company's ordinary business operations, whether conducted through an independent committee appointed for that purpose or through an investment advisor engaged for that purpose.[1]

While the Proposal does address an extraordinary corporate transaction (i.e., the sale of the Company), the manner in which the Proposal was drafted clearly indicates that the Proposal is not limited to the consideration of the sale of the Company. The Proposal outlines its request of the Board in four specific subparts: (i) the first two subparts focus on the appointment of a Board committee and the engagement of an investment banker, in each case to explore strategic alternatives for maximizing shareholder value; and (ii) the second two subparts focus on the solicitation, evaluation and negotiation of offers for the sale of the Company. When the second half of the Proposal is considered as part of the broader Proposal, it merely reflects one consideration in an endless list of corporate strategies that the Board may consider. In fact, the Proponents specifically have drafted their supporting statement to make it clear that they are not just requesting a sale of the Company. First, the

[1] North Carolina law allows a board of directors to appoint a committee to exercise the power of the board in the management of the company's business and affairs. N.C. Gen. Stat. §55-8-25. Boards commonly appoint committees to perform a variety of functions, and appointing such committees is part of a board's ordinary activities. In addition, because board committees may exercise the power of a board of directors, a shareholder proposal requesting that a committee take actions related to the ordinary business of the company may be excluded pursuant to Rule 14a-8(i)(7).

supporting statement indicates that the proposal is to provide the shareholders the opportunity to share their "concerns about the Corporation's current strategic direction and their desire to maximize the value of their investment in the Corporation." It does not further state that their desire is "to maximize the value of their investment" *by a sale of the Company*. Furthermore, the supporting statement specifically states that the Proposal "does not demand that the board accept any single or particular offer to sell the Corporation," just that the directors evaluate the option in good faith. It is not possible for the directors of a corporation to evaluate an extraordinary transaction in good faith, without considering all other strategic alternatives to maximize shareholder value. Therefore, when the Proposal and the supporting statement are read together, it is apparent that the matters encompassed by the Proposal are not solely the extraordinary corporate transactions contemplated by Rule 14a-8(i)(7), because the consideration of alternatives to enhance shareholder value clearly is a routine matter and is incident to the Board's managerial powers under North Carolina law.

The Staff consistently has allowed companies to exclude proposals under Rule 14a-8(i)(7) that in substance seek to have the board of directors appoint a special committee or retain the services of an independent third party for the general purpose of exploring ways to enhance shareholder value, even though, in some cases, the proposals suggested both ordinary and extraordinary courses of action. For example, in *Medallion Financial Corp.* (May 11, 2004), the Staff concurred that Medallion could exclude under Rule 14a-8(i)(7) a proposal calling for the engagement of an investment banking firm to "evaluate alternatives to maximize stockholder value including a sale of the company." The Staff noted that "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions," notwithstanding that the supporting statement clearly stated that the proponents "think a sale of Medallion is the surest way to enhance stockholder value." See also *BFK Capital Group, Inc.* (February 27, 2004) (proposal to engage an investment banking firm to evaluate alternatives to maximize shareholder value, including a sale of the company, "appear[ed] to relate to both extraordinary transactions and non-extraordinary transactions" and was excludable); *Telular Corporation* (December 5, 2003) (proposal to appoint an independent board committee to explore strategic alternatives to maximize shareholder value, including but not limited to a sale, merger, spin-off, split-off or divestiture of the company or a division of the company, appeared to relate in part to non-extraordinary transactions and was excludable); *Bowl America Incorporated* (September 19, 2000) (proposal to retain an investment banker to recommend ways to enhance shareholder value, including the consideration of specific alternatives such as a "sale, merger, liquidation or other reorganization," related in part to corporate actions that are not extraordinary and was excludable); *NACCO Industries, Inc.* (March 29, 2000) (proposal recommending that the board engage an investment banker to explore alternatives to enhance the value of the company, including a possible sale, merger or other transaction for any or all of the company's assets, related in part to non-extraordinary transactions and was excludable); and *Sears, Roebuck & Co.* (February 7, 2000) (proposal requesting the company to hire an investment banking firm to arrange for the sale of all or parts of the company related in part to non-extraordinary transactions and was excludable). As the foregoing no-action letters illustrate, the consideration of alternatives to enhance or maximize shareholder value involves ordinary business concerns that are incident to a board's managerial powers, whether or not conducted through a special board committee or an investment banker appointed by the board. Therefore, such proposals are excludable even though they might also include an extraordinary transaction.

The Proposal can be distinguished from the proposals in the no-action letters where the Staff has taken the position that the proposals are not excludable as ordinary business matters because the object or primary focus of a proposal is an extraordinary corporate transaction. See, e.g., *Allegheny Valley Bancorp, Inc.* (January 3, 2001) (proposal directing the board to hire an investment bank for the specific purpose of soliciting offers for the purchase of the bank's stock or assets could not be excluded); *Bergen Brunswig Corporation* (December 6, 2000) (proposal that the board arrange for the prompt sale of the company to the highest bidder could not be excluded); *Student Loan Corp.* (March 18, 1999) (proposal requesting the board to explore alternatives to enhance shareholder value including a sale, merger or premium tender offer share repurchase and report to the shareholders could not be excluded); *Temple-Inland, Inc.* (February 24, 1998) (proposal recommending that the board engage an investment banker to explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger or other transaction for any or all assets of the company, could not be excluded, because when read together with the supporting statement it appeared to focus on possible extraordinary business transactions); and *Quaker Oats Co.* (December 28, 1995) (proposal recommending that the board retain an investment banker to explore all alternatives to enhance the value of the company, including a plan to separate the company's business divisions into two independent publicly owned corporations or a possible sale to or merger with another corporation, could not be excluded, noting that the proposal was "directed at the board undertaking steps that could lead to the separation of the [c]ompany's businesses . . . and relates to a decision concerning extraordinary corporate transactions").

In the present case, the Proposal does not focus only on one or more extraordinary corporate transactions. To the contrary, the Proposal very specifically outlines its request, and the consideration of the sale of the Company is only one part of the Proposal. The crafting of the Proposal into the distinct subparts evidences that the Proponents do not intend for the Proposal to focus exclusively on the sale of the Company, but rather to explore <u>all</u> strategic alternatives to maximize shareholder value. Since the Proposal does not specifically and exclusively advocate an extraordinary corporate transaction, and in fact it is drafted in a manner that emphasizes the general exploration of strategic alternatives, the more appropriate precedents include *Medallion Financial Corp.*, *BFK Capital Group, Inc.*, *Telular Corporation*, *Bowl America Incorporated*, *NACCO Industries, Inc.* and *Sears, Roebuck & Co.* The Proposal shares a common element with each of these proposals: to require the board of directors of the respective companies to form a special committee or hire a third party to consider both extraordinary and ordinary business matters.[2] Therefore, the Proposal is excludable under Rule 14a-8(i)(7).

---

[2] We note that the Staff has noted specifically that "it has not been the Division's practice to permit revisions under Rule 14a-8(i)(7)" and accordingly concurs in the omission of proposals that, while appearing to address matters outside the scope of ordinary business, also relate to ordinary business operations. See, e.g., *E*Trade Group, Inc.* (October 31, 2000).

In summary, a review of no-action letters in this area shows that the Staff has made an important distinction between proposals seeking to maximize shareholder value. On the one hand are proposals requesting a board of directors to hire an investment banker (or take other action) to proceed with a specific extraordinary transaction. These proposals may not be omitted from proxy materials in reliance on Rule 14a-8(i)(7). On the other hand are those proposals that request a board of directors to hire an investment banker (or proceed with some other action) to assist in enhancing shareholder value in a general way, even when the proposal in part addresses an extraordinary corporate transaction. These proposals may be omitted in reliance on Rule 14a-8(i)(7)). The Proposal falls into the latter category and therefore should be excludable under Rule 14a-8(i)(7).

C. Inclusion of the Proposal could cause the Company to violate Federal law (Rule 14a-8(i)(2))

Rule 14a-8(i)(2) allows a company to omit from its proxy materials a proposal that "would, if implemented, cause the company to violate any . . . federal . . . law to which it is subject." As described below, the Company is concerned that the inclusion of the Proposal in the Proxy Materials could be deemed to constitute, in and of itself, a violation of federal law by the Company.

The Company is the parent company of First Charter Bank, a North Carolina state member bank with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"). On April 19, 1999, Mr. Boyd entered into a plea arrangement with respect to violations of N.C. Gen. Stat. §78A-8(2) (unlawful communication in connection with the purchase and sale of securities). The plea arrangement arose from the same set of facts that led to the Commission action against Mr. Boyd (see SEC v. Daniel Marcus Boyd, III, Civil Action No. 5:00CV144-V, W.D.N.C.). The Company believes that the North Carolina plea arrangement subjects Mr. Boyd to the provisions of Section 19 of the Federal Deposit Insurance Act ("Section 19"). Section 19 prohibits persons convicted of certain offenses from engaging in certain enumerated activities with respect to any insured depository institution without the approval of the FDIC. These activities include the control of an insured institution or participation in the conduct of the affairs of an insured depository institution. Furthermore, Section 19 by its terms prohibits an insured institution from permitting any person that is subject to Section 19 to engage in any conduct prohibited by that Section. A copy of Section 19 is attached as Exhibit C.

Based on previous guidance from the FDIC, the Company is concerned that Mr. Boyd's submission of the Proposal could be deemed by the FDIC to constitute a violation of Section 19 as an impermissible attempt to exercise a controlling influence over the votes of the Company's other shareholders, particularly in light of the Proponents' statement that "[w]e strongly urge all shareholders to vote FOR this resolution." The Company is further concerned that if it includes the Proposal in the Proxy Materials, it would be deemed to be facilitating Mr. Boyd's violation of Section 19, and thus the Company itself (as a parent company of an insured depository institution) would be in violation of Section 19. The Company has requested further guidance on this issue from the FDIC. We will update this request for no-action upon receipt of any relevant guidance from the FDIC.

Shareholder Enhancement Committee
P.O. Box 795
Lincolnton, NC 28093

November 3, 2004

VIA CERTIFIED MAIL, RETURN RECEIPT REQUESTED

Board of Directors
First Charter Corporation
P.O. Box 228
Charlotte, NC 28202

Attn: Mr. Lawrence M. Kimbrough

Dear Board of Directors:

Please find enclosed herewith, a shareholder proposal submitted in accordance with SEC Rule 14a-8.

The enclosed shareholder proposal (the "Proposal") and supporting statement are 366 words long. The Proposal is not improper under state corporation law and does not contemplate the violation of any law by the Company. The Proposal complies with all other requirements for shareholder proposals under SEC Rule 14a-8. The enclosed Supporting Statement meets the requirements of SEC Rule 14a-8.

D. Mark Boyd, III ("Mr. Boyd") is the record holder of in excess of $2,000 in market value of common stock of First Charter Corporation (the "Company"). Mr. Boyd has held such shares of the Company's common stock since prior to October 31, 2003. Mr. Boyd will continue to hold such common stock, as a record holder, through the date of the Company's 2005 Annual Meeting of Shareholders.

Phillip A. Lewis ("Mr. Lewis") is the beneficial holder of in excess of $2,000 in market value of common stock of the Company. Enclosed herewith is a written certification of 54,750 demonstrating that Mr. Lewis is the beneficial owner of in excess of $2,000 in market value of common stock of the Company. Mr. Lewis has held such shares of the Company's common stock since prior to October 31, 2003. Mr. Lewis will remain the beneficial owner of such shares of common stock through the date of the Company's 2005 Annual Meeting of Shareholders.

Mr. Boyd and Mr. Lewis, or their representative(s), will attend the Company's 2005 Annual Meeting of Shareholders.

Yours very truly,



D. Mark Boyd, III



Phillip A. Lewis

cc: Anne C. Forrest,
Vice President and Corporate Secretary

SHAREHOLDER PROPOSAL
OF
D. MARK BOYD, III and PHILLIP A. LEWIS

That shareholders of First Charter Corporation (the "Corporation") request the board of directors to: (1) appoint a committee of independent, non-management directors (the "Committee") with authority to explore strategic alternatives for maximizing shareholder value, including the sale of the Corporation; (2) instruct the Committee to retain a nationally recognized investment banking firm, with expertise in advising financial institutions, to advise the Committee about strategic alternatives which would maximize shareholder value; (3) authorize the Committee and investment banker to solicit, evaluate and negotiate offers for the sale of the Corporation; and (4) in the event that the Committee and the board of directors of the Corporation determine that any such offer for the sale of the Corporation will maximize shareholder value, direct management of the Corporation to work to secure all required approvals, including shareholder approval, to effect the sale of the Corporation.

SUPPORTING STATEMENT
OF
D. MARK BOYD, III and PHILLIP A. LEWIS

The purpose of this proposal is to provide shareholders the opportunity to advise the board of directors of shareholder concerns about the Corporation's current strategic direction and their desire to maximize the value of their investment in the Corporation.

Due to the strategic course followed by the Corporation in the recent past, we believe the best way for shareholders of the Corporation to profit from their investment in the Corporation's stock is by means of a business combination between the Corporation and another financial entity that has greater depth of financial expertise and resources, a broader product line and geographic scope and a more dynamic business model. We believe the Corporation should engage an experienced investment banking firm to pursue the exploration of strategic alternatives including the sale of the Corporation. We believe the value of all of the shareholders' investment in the Corporation can be significantly enhanced through such actions. We believe management's failure to consider this option in the past has been detrimental to shareholders.

This resolution does not demand that the board accept any single or particular offer to sell the Corporation. However, it does require non-management directors to evaluate this option in good faith on the basis of shareholder value alone. We strongly urge all shareholders to vote FOR this resolution.

695 East Arlington Boulevard
Suite 200
Greenville, NC 27858-5808

Tel 252 756-6900
Fax 252 321-2800
800 388-6850



WACHOVIA SECURITIES

November 1, 2004

To Whom It May Concern:

This is to verify that Phillip A. Lewis is the owner of 54,750 shares of First Charter Corporation stock. The shares are being held in his individual account in street name with our firm. Mr. Lewis has held in excess of $2,000 of First Charter prior to October 31, 2003.

Thank You,



N. Archie Jennings
Branch Manager

Helms Mulliss & Wicker, PLLC Attorneys at Law
Charlotte Raleigh Wilmington www.hmw.com



HELMS MULLISS WICKER

Richard W. Viola
704.343.2149
Fax 704.444.8779
rick.viola@hmw.com

201 North Tryon Street
Charlotte, NC 28202
P.O. Box 31247 (28231)
704.343.2000
f 704.343.2300

November 16, 2004

VIA OVERNIGHT EXPRESS, CERTIFIED
AND
REGISTERED MAIL, RETURN RECEIPT REQUESTED

Mr. Phillip A. Lewis
c/o Shareholder Enhancement Committee
Post Office Box 795
Lincolnton, North Carolina 28093

Dear Mr. Lewis:

We serve as counsel to First Charter Corporation. First Charter has requested and authorized us to respond, on First Charter's behalf, to the correspondence from you and Mark Boyd to First Charter Corporation that contained a shareholder proposal. This correspondence was postmarked November 3, 2004, and First Charter received it on November 5, 2004.

The inclusion of a shareholder proposal in a company's proxy statements is governed by Rule 14a-8 of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended. Among other things, Rule 14a-8 requires that the proponent of a shareholder proposal must:

- be a record or beneficial owner of at least $2,000 in market value of the securities entitled to vote at the annual meeting;
- have continuously held such securities for at least one year at the time the proposal is submitted; and
- continue to own such securities through the date on which the annual meeting is held.

The affidavit from Wachovia Securities submitted to First Charter along with the proposal represents as to your ownership of First Charter common stock as of October 31, 2004, rather than the date the proposal was submitted. Therefore, in accordance with Rule 14a-8, you must prove your eligibility to submit the proposal by submitting to First Charter a written statement from the record holder of your First Charter shares verifying that, at the time you submitted the proposal, you continuously held the shares for at least one year.

Your response to this letter should be directed to First Charter Corporation. In accordance with Rule 14a-8, your response must be postmarked, or transmitted electronically, within 14 calendar days of receipt of this letter.

Very truly yours,



Richard W. Viola

Enclosure
cc: Mr. Lawrence M. Kimbrough

Wachovia Securities, LLC
696 East Arlington Boulevard
Suite 200
Greenville, NC 27858-5808

Tel 252 756-6900
Fax 252 321-2800
800 388-6850



WACHOVIA SECURITIES

November 19, 2004

To Whom It May Concern:

This is to verify that Phillip A. Lewis is the owner of 54,750 shares of First Charter Corporation stock. The shares are being held in his individual account in street name with our firm. As of November 3, 2004, Mr. Lewis had continuously held in excess of $2000 in market value of First Charter Corporation's stock for a period in excess of one year.

Thank you,



N. Archie Jennings
Branch Manager

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF FIRST CHARTER CORPORATION

The undersigned Corporation, a business corporation incorporated under the North Carolina Business Corporation Act, pursuant to action by its Board of Directors, hereby sets forth its Amended and Restated Articles of Incorporation:

ARTICLE 1: The name of the Corporation is First Charter Corporation.

ARTICLE 2: The period of duration of the Corporation shall be perpetual.

ARTICLE 3: The purposes for which the Corporation is organized are:

(a) to purchase, own and hold the stock of other corporations, and to do every act and thing covered generally by the denomination "bank holding corporation" or "holding corporation," and especially to direct the operations of banks, banking associations or other corporations through the ownership of stock therein;

(b) to purchase, subscribe for, acquire, own, hold, sell, exchange, assign, transfer, create security interests in, pledge, or otherwise dispose of shares of the capital stock of, or any bonds, notes, securities, or evidences of indebtedness created by any other corporation or corporations organized under the laws of this state or any other state and also bonds or evidences of indebtedness of the United States or of any state, district, territory or subdivision or municipality thereof and to issue in exchange therefor shares of the capital stock, bonds, notes, or other obligations of the Corporation and while the owner thereof to exercise all the rights, powers and privileges of ownership including the right to vote on any shares of stock so owned;

(c) to promote, lend money to, and guarantee the dividends, stocks, bonds, notes, evidences of indebtedness, contracts, or other obligations of, and otherwise aid in any manner which shall be lawful, any corporation or association of which any bonds, stocks or other securities or evidences of indebtedness shall be held by or for the Corporation, or in which, or in the welfare of which, the Corporation shall have any interest, and to do any acts and things permitted by law and designed to protect, preserve, improve, or enhance the value of any such bonds, stocks, or other securities or evidences of indebtedness or the property of the Corporation;

(d) to engage in any other lawful act or activity for which corporations may be organized under Chapter 55 of the General Statutes of North Carolina, as amended, including, but not limited to, manufacturing, purchasing or otherwise acquiring, owning, mortgaging, pledging, selling, assigning and transferring, or otherwise disposing of, investing, trading, dealing in and with, goods, wares and merchandise and property of every class and description, whether real, personal, mixed, tangible, or intangible; entering into or serving in any kind of management, investigative, advisory, promotional, protective, insurance, guarantyship, suretyship, fiduciary or representative relationship or capacity for any persons or corporations whatsoever; and

(e) to engage in, conduct and operate any other business which may be deemed adapted, directly or indirectly, to add to the profits of its business or to increase the value of its property.

In furtherance and not in limitation of the power conferred by the laws of the State of North Carolina upon corporations organized for the foregoing purposes, the Corporation shall have power to borrow money, to lend money, to guarantee obligations, to purchase, construct, lease or otherwise acquire, own, hold, use, maintain, operate or otherwise manage or control, sell, exchange, lease, mortgage, pledge or otherwise dispose of, property of any kind or character, real, personal or mixed, tangible or intangible, necessary, useful, or convenient therefor, and to acquire, hold, mortgage, pledge or dispose of shares, bonds and other evidences of indebtedness and securities of the United States of America or any state or municipality therein or of any domestic or foreign corporation.

The foregoing clauses shall be construed as enumerating specific purposes and powers, but no recitation, expression or declaration of specific purposes or powers herein enumerated shall be deemed to be exclusive, but it is hereby expressly declared that all other lawful purposes and powers not inconsistent therewith are hereby included.

The Board of Directors of the Corporation shall have the authority to adopt resolutions approving the indemnification, to the fullest extent permitted by Chapter 55 of the North Carolina General Statutes, of any person made a party to any action or proceeding, whether civil, criminal or administrative, by reason of the fact that such person was serving as director, officer, employee or agent of the Corporation.

ARTICLE 4: The aggregate number of shares the Corporation is authorized to issue is One Hundred Two Million (102,000,000), divided into the following classes:

Class	Number of Shares
Common Stock	100,000,000
Preferred Stock	2,000,000

(a) COMMON STOCK

The class of common stock has unlimited voting rights and, after satisfaction of claims, if any, of the holders of preference or preferred shares, is entitled to receive the net assets of the Corporation upon distribution.

(b) PREFERRED STOCK

Shares of Preferred Stock may be issued as one or more classes and in series within a class all with such preferences, limitations and relative rights as and when determined by resolution of the Board of Directors of the Corporation or any other manner authorized by law.

(1) Series X Junior Participating Preferred Stock. There is hereby established a series of Preferred Stock, no par value per share, of the Corporation, and the designation and certain terms, powers, preferences and other rights of the shares of such series, and certain qualifications, limitations and restrictions thereon, are hereby fixed as follows:

(i) The distinctive serial designation of this series shall be "Series X Junior Participating Preferred Stock" (hereinafter called "this Series"). Each share of this Series shall be identical in all respects with the other shares of this Series except as to the dates from and after which dividends thereon shall be cumulative.

(ii) The number of shares in this Series shall initially be 100,000, which number may from time to time be increased or decreased (but not below the number then outstanding) by the Board of Directors. Shares of this Series purchased by the Corporation shall be canceled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series. Shares of this Series may be issued in fractional shares, which fractional shares shall entitle the holder, in proportion to such holder's fractional share, to all rights of a holder of a whole share of this Series.

(iii) The holders of full or fractional shares of this Series shall be entitled to receive, when and as declared by the Board of Directors, but only out of funds legally available therefor, dividends, (A) on each date that dividends or other distributions payable in Common Stock of the Corporation are payable on or in respect of Common Stock comprising part of the Reference Package (as defined below), in an amount per whole share of this Series equal to the aggregate amount of dividends or other distributions (other than dividends or distributions payable in Common Stock of the Corporation) that would be payable on such date to a holder of the Reference Package and (B) on the last day of March, June, September and December in each year, in an amount per whole share of this Series equal to the excess (if any) of $1.00 over the aggregate dividends paid per whole share of this Series during the three-month period ending on such last day. Each such dividend shall be paid to the holders of record of shares of this Series on the date, not exceeding 60 days preceding such dividend or distribution payment date, fixed for that purpose by the Board of Directors in advance of payment of each particular dividend or distribution. Dividends on each full and each fractional share of this Series shall be cumulative from the date such full or fractional share is originally issued; provided that any such full or fractional share originally issued after a dividend record date and on or prior to the dividend payment date to which such record date relates shall not be entitled to receive the dividend payable on such dividend payment date or any amount in respect of the period from such original issuance to such dividend payment date.

The term "Reference Package" shall initially mean 1,000 shares of Common Stock, no par value per share ("Common Stock"), of the Corporation. In the event the Corporation shall at any time (A) declare or pay a dividend on any Common Stock payable in Common Stock, (B) subdivide any Common Stock or (C) combine any Common Stock into a smaller number of shares, then and in each such case the Reference Package after such event shall be the Common Stock that a holder of the Reference Package immediately prior to such event would hold thereafter as a result thereof.

Holders of shares of this Series shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends, as herein provided, on this Series.

So long as any shares of this Series are outstanding, no dividend (other than a dividend in Common Stock or in any other stock ranking junior to this Series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution declared or made upon the Common Stock or upon any other stock ranking junior to this Series as to dividends or upon liquidation, nor shall any Common Stock nor any other stock of the Corporation ranking junior to or on a parity with this Series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Corporation (except by conversion into or exchange for stock of the Corporation ranking junior to this series as to dividends and upon liquidation), unless, in each case, the full cumulative dividends (including the dividend to be due upon payment of such dividend, distribution, redemption, purchase or other acquisition) on all outstanding shares of this Series shall have been, or shall contemporaneously be, paid.

(iv) In the event of any merger, consolidation, reclassification or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of this Series shall at the same time be similarly exchanged or changed in an amount per whole share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, that a holder of the Reference Package would be entitled to receive as a result of such transaction.

(v) In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of full and fractional shares of this Series shall be entitled, before any distribution or payment is made on any date to the holders of the Common Stock or any other stock of the Corporation ranking junior to this Series upon liquidation, to be paid in full an amount per whole share of this Series equal to the greater of (A) $1.00 or (B) the aggregate amount distributed or to be distributed prior to such date in connection with such liquidation, dissolution or winding up to a holder of the Reference Package (such greater amount being hereinafter referred to as the "Liquidation Preference"), together with accrued dividends to such distribution or payment date, whether or not earned or declared. If such payment shall have been made in full to all holders of shares of this Series, the holders of shares of this Series as such shall have no right or claim to any of the remaining assets of the Corporation.

In the event the assets of the Corporation available for distribution to the holders of shares of this Series upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to the first paragraph of this Section (v), no such distribution shall be made on account of any shares of any other class or series of Preferred Stock ranking on a parity with the shares of this Series upon such liquidation, dissolution or winding up unless proportionate distributive amounts shall be paid on account of the shares of this Series, ratably in proportion to the full distributable, amounts for which holders of all such parity shares are respectively entitled upon such liquidation, dissolution or winding up.

Upon the liquidation, dissolution or winding up of the Corporation, the holders of shares of this Series then outstanding shall be entitled to be paid out of assets of the Corporation available for distribution to its stockholders all amounts to which such holders are entitled pursuant to the first paragraph of this Section (v) before any payment shall be made to the holders of Common Stock or any other stock of the Corporation ranking junior upon liquidation to this Series.

For the purposes of this Section (v), the consolidation or merger of, or binding share exchange by, the Corporation with any other corporation shall not be deemed to constitute a liquidation, dissolution or winding up of the corporation.

(vi) The shares of this Series shall not be redeemable.

(vii) In addition to any other vote or consent of stockholders required by law or by the Articles of Incorporation of the Corporation, each whole share of this Series shall, on any matter, vote as a class with any other capital stock comprising part of the Reference Package and voting on such matter and shall have the number of votes thereon that a holder of the Reference Package would have.

ARTICLE 5: The shareholders of the Corporation shall have no preemptive right to acquire additional shares of the Corporation.

ARTICLE 6: The address of the registered office of the Corporation is 10200 David Taylor Drive, Charlotte, North Carolina, 28262-2373 and the name of its registered agent at such address is Robert O. Bratton.

ARTICLE 7: The board of directors of the Corporation shall be and is divided into three classes, Class I, Class II and Class III, which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which the director was elected.

ARTICLE 8: The Corporation shall not consolidate with, or merge with or into, any other corporation or convey to any corporation or other person or otherwise dispose of all or substantially all of the assets or dispose of by any means all or substantially all of the stock or assets of any major subsidiary of the Corporation unless such consolidation, merger, conveyance or disposition is approved (a) by the affirmative vote of not less than seventy-five percent (75%) of the aggregate voting power of the outstanding stock entitled to vote thereon, and (b) by the affirmative vote of not less than seventy-five percent (75%) of the aggregate voting power of the outstanding stock entitled to vote thereon, which shall include the affirmative vote of at least fifty percent (50%) of the voting power of the outstanding stock of shareholders entitled to vote thereon other than controlling shareholders, (i) if the shareholder entitled to vote thereon is a person who, including affiliates of such person, is the beneficial owner (as the terms are defined in the Securities Exchange Act of 1934 and in the rules thereunder) of more than twenty percent (20%) of the voting power of the Corporation (a "controlling shareholder"), provided that shares held, voted or otherwise controlled by a person as a trustee, plan administrator, officer of the Corporation or otherwise pursuant to an employee benefit plan of the Corporation or of an affiliate of the Corporation shall not be deemed to be beneficially owned by any person for the purpose of determining whether a person is a controlling shareholder, and (ii) if, prior to the acquisition of twenty percent (20%) of the voting power of the Corporation by a shareholder, the Board of Directors of the Corporation had not unanimously approved such consolidation, merger, conveyance or disposition. If there is a controlling shareholder, this Article 8 can be amended only by the affirmative vote of the voting power of the Corporation then required to approve a consolidation, merger, conveyance or disposition under this Article 8.

ARTICLE 9: The vote of three-quarters of the number of directors fixed in the manner provided in the Bylaws of the Corporation shall be required for the approval of a plan of merger or plan of consolidation or similar plan of the Corporation with any other corporation(s) or entity(ies) in which the Corporation is the acquired corporation or for adopting a resolution recommending a sale, lease or exchange of all or substantially all the property of the Corporation.

The Board of Directors of the Corporation, when evaluating any offer of another party to (a) make a tender or exchange offer for any equity security of the Corporation, (b) merge or consolidate the Corporation with another corporation, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its shareholders, give due consideration to all relevant factors, including without limitation, the social and economic effects on the employees, customers and other constituents of the Corporation and its subsidiaries and on the communities in which the Corporation and its subsidiaries operate or are located. The provisions of this Article 9 may be amended only by the affirmative vote of the voting power of the Corporation as would be required at the time of such amendment to amend Article 8 hereof.

ARTICLE 10: To the fullest extent permitted by the North Carolina Business Corporation Act, as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation, its shareholders or otherwise for monetary damage for breach of his or her duty as a director. Any repeal or modification of this Article 10 shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

EXHIBIT C


FDIC
FEDERAL DEPOSIT
INSURANCE CORPORATION
INSURING AMERICA'S FUTURE

FDIC Law, Regulations, Related Acts

1000 - FDIC FEDERAL DEPOSIT INSURANCE ACT

{{8-31-98 p.1291}}

SEC. 19. PENALTY FOR UNAUTHORIZED PARTICIPATION BY CONVICTED INDIVIDUAL.

(a) PROHIBITION.--
(1) IN GENERAL.--Except with the prior written consent of the Corporation--
(A) any person who has been convicted of any criminal offense involving dishonesty or a breach of trust or money laundering, or has agreed to enter into a pretrial diversion or similar program in connection with a prosecution for such offense, may not--
(i) become, or continue as, an institution-affiliated party with respect to any insured depository institution;
(ii) own or control, directly or indirectly, any insured depository institution; or
(iii) otherwise participate, directly or indirectly, in the conduct of the affairs of any insured depository institution; and
(B) any insured depository institution may not permit any person referred to in subparagraph (A) to engage in any conduct or continue any relationship prohibited under such subparagraph.
(2) Minimum 10-year prohibition period for certain offenses.--
(A) IN GENERAL.--If the offense referred to in paragraph (1)(A) in connection with any person referred to in such paragraph is--
(i) an offense under--
(I) section 215, 656, 657, 1005, 1006, 1007, 1008, 1014, 1032, 1344, 1517, 1956, or 1957 of title 18, United States Code; or
(II) section 1341 or 1343 of such title which affects any financial institution (as defined in section 20 of such title); or
(ii) the offense of conspiring to commit any such offense,
the Corporation may not consent to any exception to the application of paragraph (1) to such person during the 10-year period beginning on the date the conviction or the agreement of the person becomes final.
(B) EXCEPTION BY ORDER OF SENTENCING COURT.--
(i) IN GENERAL.--On motion of the Corporation, the court in which the conviction or the agreement of a person referred to in subparagraph (A) has been entered may grant an exception to the application of paragraph (1) to such person if granting the exception is in the interest of justice.
(ii) PERIOD FOR FILING.--A motion may be filed under clause (i) at any time during the 10-year period described in subparagraph (A) with regard to the person on whose behalf such motion is made.

[Codified to 12 U.S.C. 1829(a)]

[Source: Section 2[19(a)] of the Act of September 21, 1950 (Pub. L. No. 797), effective September 21, 1950, as amended by section 910(a) of title IX of the Act of August 9, 1989 (Pub. L. No. 101--73; 103 Stat. 477), effective August 9, 1989; section 2502(a) of title XXV of the Act of November 29, 1990 (Pub. L. No. 101--647; 104 Stat. 4860), effective November 29, 1990; section 1505 of title XV of the Act of October 28, 1992 (Pub. L. No. 102--550; 106 Stat. 4055), effective October 28, 1992; section 320605 of title XXXII of the Act of September 13, 1994 (Pub. L. No. 103--322; 108 Stat. 2119), effective September 13, 1994]

(b) PENALTY.--Whoever knowingly violates subsection (a) shall be fined not more than $1,000,000 for each day such prohibition is violated or imprisoned for not more than 5 years, or both.

[Codified to 12 U.S.C. 1829(b)]

[Source: Section 2[19(b)] of the Act of September 21, 1950 (Pub. L. No. 797; 64 Stat. 893), effective September 21, 1950, as added by section 910(a) of title IX of the Act of August 9, 1989 (Pub. L. No. 101--73; 103 Stat. 477), effective August 9, 1989]

{{8-31-98 p.1292}}

NOTES

Derivation. Section 19(a) derives from section 2[19] of the Act of September 21, 1950 (Pub. L. No. 797; 64 Stat. 893), effective September 21, 1950.

Section 19(b) was added by section 910(a) of the Act of August 9, 1989, known as the "FIRRE Act", (Pub. L. No. 101--73; Stat. 477, effective August 9, 1989.

General guidelines and policies with respect to section 19. On September 27, 1968, the Federal Deposit Insurance Corporation's Chairman addressed the following memorandum to all insured banks.

"The Federal Deposit Insurance Corporation has for some time been studying in detail Section 19 of the Federal Deposit Insurance Act (12 U.S.C. 1829), relating to the requirement for this Corporation's consent prior to any insured bank employing persons who have been convicted of crimes involving dishonesty or breach of trust.

"Section 19 provides as follows:

"Except with the written consent of the Corporation no person shall serve as a director, officer, or employee of an insured bank who has been *convicted,* or who is hereafter convicted of any *criminal offense involving dishonesty* or *breach of trust.* For each willful violation of this prohibition, the bank involved shall be subject to a penalty of not more than $100 for each day this prohibition is violated, which the Corporation may recover for its use.' (emphasis supplied)

"Since the enactment of this law in 1950, our Board has reviewed cases coming under it on an ad hoc basis and each case has been judged on its own merits according to the particular facts and circumstances involved. The need for guidelines and standards to be applied prospectively has increased in recent years. Inquiries continue to come in from banking institutions asking what standards should be applied by them in determining whether an application under Section 19 is required. In addition, programs are now underway on both the Federal and state levels to hire and retrain the hardcore unemployed some of whom may have criminal records, and the banking community will no doubt participate in these programs to some degree. For these reasons, the Board of Directors has adopted the following general guidelines and policies with respect to Section 19. It is our hope that these guidelines will be of assistance to all banks having questions concerning the applicability of our law, and that they will, at the same time, serve to insure the continuing stability and confidence in our banking system.

"I. *STANDARDS TO BE APPLIED IN DETERMINING WHETHER AN APPLICATION FOR CONSENT IS REQUIRED UNDER SECTION 19*

"A. There must be present a *conviction of record.* Arrests, pending cases not brought to trial, acquittals, or any conviction which has been reserved on appeal will be excluded from the requirements of Section 19. A conviction which is being appealed will require a Section 19 application until or unless otherwise reversed.

"B. The conviction must be for a *criminal offense involving dishonesty or breach of trust.* Felonies as well as misdemeanors wherein dishonesty or breach of trust is involved are included within the definition. Dis__honesty is defined to mean "to cheat or defraud for monetary gain or its equivalent, direct or indirect, or to wrongfully take from any person, property lawfully belonging to that person in violation of any criminal statute or code.' Breach of trust is defined to mean a wrongful use, misappropriation, or omission with respect to any property or fund which has been lawfully committed to a person in a fiduciary capacity.'

"C. Youth Offenders

1. Adjudgment by a court against a person as a youthful offender under any youth offender law or adjudgment as a juvenile delinquent' by a family court or any other court having jurisdiction over minors as defined by state law will not require an application under Section 19. Such adjudications are not considered convictions for criminal offenses.

{{2-28-91 p.1293}}

"D. Adults and All Minors Convicted of Crimes

1. The Conviction of any adult or minor by a court of competent jurisdiction for any criminal offense involving dishonesty or breach of trust as defined in paragraph B above will require an application for consent prior to a bank's employment of that person.

"II. *THE CORPORATION'S POLICY WITH RESPECT TO APPLICATIONS MADE UNDER SECTION 19*

"A. In considering any application made by an insured bank to employ a person who has been convicted of a criminal offense involving dishonesty or breach of trust, the factors to be considered will includebut will not be limited to the following:

1. The specific nature of the offense involved and the circumstances surrounding it.
2. The evidence of rehabilitation of the person since the date of his conviction. (Parole, suspension of sentence, and reputation of the person since conviction will be given consideration. Participation by the person in programs on the national or state levels to hire and retrain the hardcore unemployed also will be given consideration.)
3. The age of the person at the time of his conviction.
4. The position to be held by the person in the bank.
5. The fidelity bond coverage applicable to the person."

[The page following this is 1297.]

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Helms Mulliss & Wicker, PLLC *Attorneys at Law*
Charlotte Raleigh Wilmington *www.hmw.com*



HELMS MULLISS WICKER

704.343.2022
Fax 704.444.8784
anne.kelly@hmw.com

201 North Tryon Street
Charlotte, NC 28202
P.O. Box 31247 (28231)
704.343.2000
f 704.343.2300

January 11, 2005

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: First Charter Corporation--Shareholder Proposal by D. Mark Boyd III and Phillip A. Lewis

Ladies and Gentlemen:

We are writing on behalf of our client, First Charter Corporation, a North Carolina corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") submitted to the Company by D. Mark Boyd III and Phillip A Lewis (the "Proponents") for inclusion in the Company's proxy statement and form of proxy ("Proxy Materials") for its 2005 annual meeting of shareholders. We have previously filed with the Securities and Exchange Commission (the "Commission") a letter dated December 14, 2004 with respect to this Proposal (the "Original Request"). Subsequently, the Company received a copy of a letter dated December 30, 2004 filed by the Proponents with the Commission (the "Proponents' Response"), and we are writing this letter on behalf of the Company in response to the Proponents' Response. We hereby file, pursuant to Rule 14a-8(j), six copies of this letter, and we are simultaneously providing a copy of this submission to the Proponents.

We hereby reiterate to the Commission the Company's intent to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8, promulgated by the Commission under the Securities Exchange Act of 1934, as amended. We respectfully repeat the Company's request, set forth in the Original Request, that the Staff of the Division of Corporation Finance confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for the reasons set forth in the Original Request, as supplemented below.

I. The Proposal

A copy of the Proposal, together with the Proponents' supporting statement, was attached to the Original Request. The Proposal reads as follows:

> "That shareholders of First Charter Corporation (the "Corporation") request the board of directors to: (1) appoint a committee of independent, non-management directors (the "Committee") with authority to explore strategic alternatives for maximizing shareholder value, including the sale of the Corporation; (2) instruct the Committee to retain a nationally recognized investment banking firm, with expertise in advising financial institutions, to advise the Committee about strategic alternatives which would maximize shareholder value; (3) authorize the Committee and investment banker to solicit, evaluate and negotiate offers for the sale of the Corporation; and (4) in the event that the Committee and the board of directors of the Corporation determine that any such offer for the sale of the Corporation will maximize shareholder value, direct management of the Corporation to work to secure all required approvals, including shareholder approval, to effect the sale of the Corporation."

II. Grounds for Omission

A. The Proposal is beyond the power of the Company to implement (Rule 14a-8(i)(6)), is not a proper subject for action by the shareholders (Rule 14a-8(i)(1)), and if implemented would cause the Company to violate state law (Rule 14a-8(i)(2))

Our Original Request describes in detail Article 9 of the Company's Articles of Incorporation, a copy of which was attached to the Original Request. In brief, Article 9 requires the Company's Board to consider all relevant factors, and not just maximization of shareholder value, when evaluating an offer to acquire the Company. As described in the Original Request, because the Proposal, if implemented, would require the Board to violate Article 9, the Company believes that it can exclude the Proposal from its Proxy Materials based on Rules 14a-8(i)(6), 14a-8(i)(1) and 14a-8(i)(2).

In the Proponents' Response, the Proponents distinguish between the solicitation and negotiation of an offer to acquire the Company, on the one hand, and the evaluation and acceptance of an offer, on the other hand. The Proponents assert that Article 9 would apply only in the latter case – the evaluation of an offer in order to determine whether the Company should accept the offer. The Proponents then assert that the Proposal relates only to the solicitation and negotiation of offers, and not also to the evaluation and acceptance of an offer. Therefore, the Proponents argue, the Proposal would not trigger Article 9.

Assuming, for purposes of this discussion, that the Proponents are correct as to the circumstances in which Article 9 would apply, the Proponents nevertheless have conspicuously ignored certain aspects of the Proposal. First, the third subpart of the Proposal requests the Board to authorize a special committee "to solicit, *evaluate* and negotiate offers for the sale of the [Company] . . . ." (emphasis added) Clearly, then, the Proposal does in fact direct the Board, through the special committee, to evaluate offers in addition to soliciting and negotiating offers. Furthermore, the last subpart of the Proposal requests that, if the Board and the special committee determine that any offer will maximize shareholder value, the Board will "direct management of the [Company] to work to secure all required approvals, including shareholder approval, to effect the sale of the [Company]." The Board necessarily must evaluate any offers for the acquisition of the Company to determine whether any such offer would maximize shareholder value. Furthermore, the Board must have made a decision whether or not to accept an offer before it directs management to obtain all approvals, including shareholder approval. In fact, in any proxy materials used to obtain shareholder approval, the Board would have to describe in detail its process leading to acceptance of an offer. It is clear, therefore, that even under the circumstances described in the Proponents' Response, Article 9 would be applicable to the process contemplated by the Proposal.

The Proponents have drawn a distinction in the Proposal which does not exist.[1] As described above, the Proponents have acknowledged that Article 9 applies to the Board in the evaluation of an offer to acquire the Company to determine whether it should be accepted. Furthermore, the Proponents have not disputed what we noted in the Original Request -- that the Proposal would require the Board to evaluate an offer to acquire the Company *based on shareholder value alone*. Therefore, as described in detail in the Original Request, the Proposal may be excluded from the Proxy Materials based on Rules 14a-8(i)(6), 14a-8(i)(1), and 14a-8(i)(2), because the implementation of the Proposal would require the Board to act in a manner inconsistent with, and in breach of, the Articles of Incorporation.

B. The Proposal deals with a matter relating to the Company's ordinary business operations (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) allows a company to exclude from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." Our Original Request describes in detail the particular way in which the Proponents drafted the Proposal, resulting in a Proposal that is so broad that its implementation would relate to the Company's ordinary business operations. In the Proponents' Response, the Proponents have attempted to distinguish the Company's position as stated in the Original Request by equating the use of the word "strategic" with the word "extraordinary." Without providing a detailed definition of the words "strategy" and "strategic," we respectfully submit that the Proponents' narrow view of the term "strategic" is erroneous. Clearly, a company can consider many different business strategies that are not necessarily "extraordinary" in nature.

Likewise, we believe that the Proponents' attempt to distinguish the precedents cited in our Original Request based on the use of the word "strategic" is ineffective. Again, the Proponents have ignored the particular way in which they drafted their Proposal. As described in the Original Request, the crafting of the Proposal into distinct subparts results in a proposal that does not focus exclusively

[1] If, as the Proponents assert, the Proposal would not, in fact, have the Board or the committee evaluate offers, then we believe that the Proposal can be excluded from the Proxy Materials under Rule 14a-8(i)(3) because the resolution contained in the Proposal is so inherently vague or indefinite that neither the shareholders voting on the Proposal nor the Company in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal would require. See Staff Legal Bulletin No. 14B (September 15, 2004).

on the sale or other extraordinary transaction involving the Company, but rather a proposal that also requests the Board to explore all strategic alternatives to maximize shareholder value. For that reason, as described in detail in the Original Request, the Company believes that the more appropriate precedents include *Medallion Financial Corp., BFK Capital Group, Inc., Telular Corporation, Bowl America Incorporated, NACCO Industries, Inc.* and *Sears, Roebuck & Co.* Since the Proposal does not specifically and exclusively advocate one or more extraordinary corporate transactions, and in fact is drafted in a manner that emphasizes the general exploration of strategic alternatives, it relates to both extraordinary and ordinary business matters and can be excluded under Rule 14a-8(i)(7).

C. Inclusion of the Proposal could cause the Company to violate Federal law (Rule 14a-8(i)(2))

Rule 14a-8(i)(2) allows a company to omit from its proxy materials a proposal that "would, if implemented, cause the company to violate any . . . federal . . . law to which it is subject." As described in the Original Request, the Company is concerned that the inclusion of the Proposal in the Proxy Materials could be deemed to constitute, in and of itself, a violation of federal law (in particular, Section 19 of the Federal Deposit Insurance Act) by the Company. We are aware that Rule 14a-8(i)(2) refers to the "implementation" of a proposal. However, we believe that it would be contrary to the intent of the Commission to allow the exclusion of a proposal when its implementation would cause a company to violate law, but not when the inclusion of the proposal itself would violate relevant law. We respectfully submit that the intent of Rule 14a-8(i)(2) is to allow the exclusion of proposals that implicate the violation of relevant law, whether the implementation of the proposal or, in the rare circumstances such as those presented by the submission by Mr. Boyd of the Proposal, the actual inclusion of the proposal, would violate relevant law.

We note that in the Proponents' Response, the Proponents acknowledge that Mr. Boyd is subject to Section 19. Therefore, the only question that remains for the FDIC is whether Mr. Boyd's activities in submitting the Proposal for inclusion in the Proxy Materials and proposed solicitation of shareholder votes in fact violates Section 19. On behalf of the Company, we have had discussions with the FDIC regarding the applicability of Section 19 in these circumstances. We hope to receive guidance from the FDIC on this matter within the next couple of weeks and will update this request for no-action upon receipt of any such guidance.

III. Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal and the Proponents' supporting statement from its Proxy Materials in reliance on Rule 14a-8(i)(6), Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(7). If the Staff disagrees with the Company's position, we would appreciate the opportunity to confer with a member of the Staff before the Staff issues its formal response.

If you have any questions or need additional information, please call the undersigned at (704) 343-2022 or Rick Viola at (704) 343-2149.

Please acknowledge receipt of this filing by date-stamping the enclosed receipt copy of this letter and returning it to the undersigned in the enclosed pre-addressed, stamped envelope.

Very truly yours,



Anne T. Kelly

Enclosures
cc: Lawrence M. Kimbrough, First Charter Corporation
D. Mark Boyd III
Phillip A. Lewis

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 18, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: First Charter Corporation
Incoming letter dated December 14, 2004

The proposal requests that the board appoint a committee to explore strategic alternatives for maximizing shareholder value, including the sale of the company; instruct the committee to retain a firm to advise the committee about strategic alternatives which would maximize shareholder value; authorizes the negotiation of offers for the sale of the company; and in the event that it is determined that a sale would maximize shareholder value, directs management to work to secure regulatory approval to effect the sale.

There appears to be some basis for your view that First Charter may exclude the proposal under rule 14a-8(i)(7), as relating to First Charter's ordinary business operations. We note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if First Charter omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which First Charter relies.

Sincerely,



Robyn Manos
Special Counsel